



In Perspective:
MTI TODAY

MINERALS TECHNOLOGIES INC.
2001 ANNUAL REPORT





Millions of Dollars, Except Per Share Data	December 31, 2001
Net sales	$684.4
Specialty Minerals Segment	483.3
PCC Products	396.1
Processed Minerals Products	87.2
Refractories Segment	201.1
Operating income	80.6
Net income	49.8
Earnings per share:	
Basic	2.54
Diluted	2.48
Research and development expenses	23.5
Depreciation and depletion	66.5
Capital expenditures	63.1
Net cash provided by operating activities	98.3
Number of shareholders of record	225
Number of employees	2,305

Table of Contents

Letter to Shareholders 2
Profiles: MTI at Work 6
Financial Review 14
Selected Financial Data 22
Consolidated Financial Statements 23
Notes to Consolidated Financial Statements 27
Quarterly Financial Data 40
Independent Auditors' Report 41
Management's Statement of Responsibility 42
Directors, Committees and Officers 43
Investor Information 44

About Minerals Technologies Inc.

* * *

Minerals Technologies Inc. is a global resource- and technology-based growth company that develops, produces and markets performance-enhancing minerals, mineral-based and synthetic mineral products for the paper, steel, polymer and other manufacturing industries. The Company has two operating segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells precipitated calcium carbonate (PCC), and mines and produces the natural mineral-based products ground calcium carbonate and talc. The Company is the leading producer and supplier of PCC to the worldwide paper industry. Its Specialty Minerals segment also serves the building materials, paints and coatings, glass, ceramic, polymers, food and pharmaceuticals industries. The Company's Refractories segment is one of the world's leading developers and marketers of mineral-based monolithic refractory materials, which are used to resist the effects of high temperature and are usually applied as coatings to surfaces exposed to extreme heat. These materials are used primarily in the steel, cement and glass industries.


Specialty
MINERALS
BELGIUM: HERMALLE–PCC PLANT


BRAZIL: BAHIA SUL–PCC PLANT

To Our Stockholders:

* * *

CHAIRMAN'S LETTER

Two-thousand-one was a difficult year for Minerals Technologies—as it was for the vast majority of manufacturing companies in the United States. The economic downturn that began in late 2000 in much of the manufacturing sector—especially steel and paper—continued through 2001 and was further intensified by the terrorist attacks of September 11th. This downturn had a significant adverse effect on all of our product lines; but, at the same time, I am extremely proud of the way the people at MTI responded. We have taken actions that have enabled us to maintain our profitability in these difficult times. MTI held its own during a year in which the weak economy threatened the very survival of many of our customers and competitors. In 2001 alone, a dozen steel companies filed for bankruptcy or similar forms of protection against creditors, bringing the number that have done so worldwide in the past two years to nearly 30. Several of these steel companies have subsequently ceased operating. We also saw a number of smaller paper companies and construction-related firms become insolvent.


2001 Net Sales By Product Line
(percentage/in millions of dollars)
57.9% PCC Products $396.1
(Specialty Minerals Segment)
29.4% Refractory Products $201.1
(Refractories Segment)
12.7% Processed Minerals Products $87.2
(Specialty Minerals Segment)


2001 Sales by Geographic Area
(percentage/in millions of dollars)
64.7% United States $442.7
18.9% Europe/Africa $129.6
9.3% Canada/Latin America $63.6
7.1% Asia $48.5

* * *

Despite these weak economic conditions and reduced operating rates in two of the industries we serve, paper and steel, MTI recorded $49.8 million in net income for the full year, which was an eight percent decline from the $54.2 million we earned in 2000. Our operating income for the full year 2001 declined five percent to $80.6 million from $84.8 million; and our diluted earnings per common share decreased four percent to $2.48 compared with $2.58 in 2000.

It is noteworthy that even in this poor economic environment, our operating income as a percentage of sales declined by only eight-tenths of one percent—to 11.8 percent in 2001 from 12.6 percent in 2000. That is a significant achievement. We accomplished this through our restructuring effort, tight control of expenses, the synergies we realized from the two acquisitions we made, and the continued development and commercialization of higher value-added products and technologies.

In June, we announced a restructuring of our operations to cut operating costs and to improve efficiency. This included a worldwide reduction in our work force of about five percent—the first such system-wide reduction since MTI went public in 1992. To achieve this, we took a $3.4 million restructuring charge, or approximately 10 cents in diluted earnings per share. This restructuring, which we expect to save the Company between $6 million and $8 million annually, has played a major role in preserving our financial well-being. MTI will continue to monitor costs closely.

On the PCC for paper side of the business, we were able to grow our PCC sales and volumes by one percent. We achieved this despite a seven percent decline in the U.S. paper industry, and a five percent decline in the European paper industry. These declines result from consolidations, shutdowns and slowdowns in that industry. We accomplished this primarily through the ramp-up of the 15 satellite units of precipitated calcium carbonate capacity we added in 2000, and by adding 10 more units in 2001. A unit roughly equals 30,000 tons of PCC produced annually. Five of these additional units came from satellite plants we constructed at Great Northern Paper Company in Millinocket, Maine, and at a paper mill owned by M-Real Corporation at Alizay, France. The Maine satellite became operational in the third quarter and the plant in France came on stream in early 2002. MTI today operates 55 satellites in 16 countries.

"I would like to thank all the stakeholders in this Company— our shareholders for their confidence in MTI, our employees for their continued dedication, our customers for selecting MTI as their preferred supplier, and all of the communities in which we operate."

PAUL R. SAUERACKER
Chairman, President and Chief Executive Officer




MINTEQ
GERMANY: WETZLAR–BUDERUS STEEL MILL


Total Worldwide Net Sales
(in millions)
675
650
625

* * *

Specialty PCC, which is used in non-paper applications, had a difficult year as a result of adverse market conditions and less-than-expected volume from our merchant manufacturing facility in Mississippi. The Specialty PCC product line also experienced competitive pressure from lower-cost ground calcium carbonate in the calcium supplement market. We expect this business to be a more significant contributor during 2002.

During 2001, MTI took advantage of the weakness in the refractories sector to make two opportune acquisitions. We purchased the refractories business of Martin Marietta Magnesia Specialties Inc. in May and Rijnstaal, B.V., a Netherlands-based maker of metallurgical wire, in September. These acquisitions, which were accretive to earnings in 2001, provided the sales growth and a substantial part of the operating income growth in the Refractories segment of our business. Our strategy, which has been successful, is to apply our technological expertise to transform the products and application systems of these businesses. By converting these traditionally commodity-type businesses into higher margin specialty businesses, we provide higher value for our customers and a better return for MTI.

Our Processed Minerals product line turned in a solid performance considering the difficult economic environment. Sales of this product line increased slightly while profitability, excluding product development expenses, experienced only a slight decline.

As we go forward, our strategies will continue to reflect our commitment to technology. We will continue to be a research-driven company that develops and provides higher value-added products for our customers. The vision of our Company is based upon the principle that we make money by helping our customers make money.

One of the steps we are taking in the PCC for paper business is continued penetration into the groundwood sector of the paper market. Our AT® PCC—an acid tolerant form of precipitated calcium carbonate—allowed us to enter that sector of the industry in 1997. Today we are producing PCC for use in groundwood paper at 19 paper mills and on 42 paper machines. Because groundwood paper filled with PCC is of significantly better quality, we are now seeing the market beginning to drive demand for this product.

The penetration of the coating market is a key strategy for MTI to meet its growth objectives. More than 12 million tons of pigment are used annually in coating paper. The primary minerals used for this purpose are ground calcium carbonate and kaolin. Today, PCC has a relatively minor role. We plan to change that. We believe our Opacarb® PCC family of products is the premier coating material in the world today. MTI has 11 satellite PCC plants that are capable of producing coating-grade PCC. In May of last year, we announced that we would construct in Germany a merchant facility with the capacity to produce 125,000 tons per year of coating-grade PCC to meet the demand we see for PCC in high-quality publication and graphic art papers in Europe. We expect this facility to be operational in 2003. To serve the market demand sooner, the Company, in February, acquired a 60,000-ton per year capacity merchant plant in Belgium from J.M. Huber Corporation. We plan to modify this plant to produce our Opacarb® PCC line of coating products. This Belgian plant will accelerate MTI's entry into the European paper coating market.


UNITED STATES: LUCERNE VALLEY, CALIFORNIA—GCC PLANT


UNITED STATES: BARRETTS, MONTANA—TALC PLANT

* * *

Minerals Technologies has also been developing the *Synsil®* Products technology, a family of synthetic silicate minerals that offer a number of distinct advantages for glass makers. The *Synsil®* family of products lowers melting temperatures in glass production, reduces the amount of energy required, reduces emissions and provides faster melting and integration of raw materials. We are about a year behind our schedule with these products because of problems in scaling the process up to commercial production. Last fall, however, we overcame those obstacles. We are now in large-scale commercial trials with glass companies to determine the value of the product. We are optimistic that *Synsil®* Products will become a successful third major business area for MTI, but it is simply too early to tell at this point.

In December of 2001, Anton Dulski, who served for six years as President of Minteq International Inc., our refractories business, and later became Chief Operating Officer of the Company, decided to take a less active role in the day-to-day operations. Anton, who is now Executive Vice President, will have two major responsibilities—to continue to pursue worldwide acquisition opportunities and to further strengthen the company's relationships within the global steel industry. Anton should be recognized for his success in taking our refractories operation from a low-margin commodities business to a high-value specialty business.

In October of 2001, Jean-Paul Valles stepped down as Chairman of the Board. Dr. Vallès served as Chairman before the Company went public in October of 1992. I thank him for his fine stewardship during his tenure, particularly these last nine years, a period in which we grew from 29 satellite PCC plants and $394 million in total company sales until this past year when we had 55 satellites and sales of $684 million. I would also like to salute "J-P" for his untiring effort, his keen intellect and his famous wit—all of which were instrumental in making MTI the successful company it is today.

Yes, the year 2001 was a difficult one for Minerals Technologies. The economic downturn in paper, steel and construction, the untimely death in June of our close colleague, Allen Cheng, Vice President and Managing Director of Minteq, and the tragic events of September 11th had a profound effect on the Company. We believe, however, that we have taken the necessary steps to adjust to these events. We enter 2002 poised to resume growth and to take advantage of the many market opportunities that are open to us.

In closing, I would like to thank all the stakeholders in this Company—our shareholders for their confidence in MTI, our employees for their continued dedication, our customers for selecting MTI as their preferred supplier, and all of the communities in which we operate. I can assure you we will continue to strive to enhance shareholder value, to give our customers innovative products of the highest value, to provide a work environment in which our employees can achieve professional growth, and to be a responsible corporate citizen.



PAUL R. SAUERACKER
Chairman of the Board,
President and Chief Executive Officer

Evolution of a Premier Coating PCC





Above photo:
Team Finland: Those who helped develop the Opacarb® PCC family of coating products at Äänekoski, Finland, are, from left:

ESKO AARNI, TECHNICAL MANAGER;
MARKKU PELTO, MANAGING DIRECTOR,
SPECIALTY MINERALS NORDIC OY AB;
EIJA PEKKALA, PROJECT SPECIALIST;
[illegible] PLANT MANAGER, and
[illegible] AARI, PROJECT SPECIALIST.

[illegible] photo:
The Satellite PCC plant at Äänekoski, which has [illegible] in capacity in the past three years.

* * *

ÄÄNEKOSKI, FINLAND *Satellite PCC Plant*

The satellite PCC plant that sits at the southwest end of the huge M-Real Corporation pulp and paper manufacturing complex in Äänekoski, Finland, began operation in 1994 as a production facility for paper filling. Today, the Äänekoski satellite in central Finland produces MTI's premier coating product–Opacarb® PCC. Of the 135,000 tons of PCC this satellite can produce, about 100,000 tons are for coating high-quality printing paper. The M-Real Corporation uses Opacarb® PCC because it enhances the print characteristics of the paper.

The Äänekoski satellite plant is important because it has served as a large-scale proving ground for much of the Company's effort to penetrate the paper coating market. Today, about 12 million tons of pigment are used worldwide for coating paper. Kaolin clay and ground calcium carbonate dominate the market. PCC holds a very minor share, but MTI has plans to change that.

The efforts of the MTI people around the world and especially in Finland have provided the technological and production expertise to develop the Opacarb® family of PCC. It has been an extensive effort.

The PCC from this satellite plant is composed of an aragonite, or needle-like, crystal structure that provides an excellent surface for high-quality printing. In addition to its high-gloss coating formulation, the Company has developed a silk formulation that provides a matte-style finish. Opacarb® PCC's narrow particle-size distribution scatters light for maximum brightness and opacity. It also provides greater strength to the paper surface than comparable coating materials. Developed at our research facilities in Finland and in the United States, Opacarb® PCC is recognized by the M-Real Corporation as a solution to its technical and commercial needs.

"M-Real told us what it wanted in a coating pigment and we were able to meet all of its criteria with Opacarb® PCC," said Esko Aarni, Technical Manager, Paper Coating. "We have been successful because we have open communication with the paper company. We worked through many trials together in the pilot plant and later full-scale trials on the paper mill's coating machines."

In 1999, MTI began to expand the 50,000-ton a year filler plant at Äänekoski. This expansion was completed in 2001.

Production of PCC for coating requires more extensive processing than does production of PCC for filling. PCC filler comes out of the carbonator as a solution of 20-percent PCC and 80-percent water, and is shipped via pipeline directly to the head box of the paper machine where the PCC replaces wood fiber and other expensive pigments. Coating-grade PCC, which is applied almost like a paint to the finished paper, must be concentrated to at least 70 percent solids.

"The first few weeks were difficult," said Chris du Toit, Plant Manager at Äänekoski. "This was a major expansion and the introduction of this new family of products required some adjustment to our manufacturing process. But we are now much more experienced and the process is quite smooth."

The groundwork laid by the MTI business, research, technical service and production teams in Finland and in the United States will prove beneficial to MTI's effort to penetrate the worldwide coating market. The expertise MTI has developed at its Äänekoski PCC facility will be invaluable for the technology transfer to the Company's two new coating plants–the recently acquired facility in Hermalle, Belgium, which provides accelerated entry into the European coating market, and the $27 million merchant coating facility MTI is building in Walsum, Germany.

"Work hasn't stopped on our coating products or even on Opacarb® PCC," said Markku Pelto, Managing Director, Specialty Minerals Nordic Oy Ab. "We keep moving forward to develop products of the future for our customers."

"The work done to refine our Opacarb® PCC coating products at our PCC plant at Äänekoski will help pave the way for penetration of MTI's coating products at our two new plants in Europe."

ESKO AARNI
Technical Manager, Paper Coating
Specialty Minerals European Research



Advanced Laser Technology for Steel





Above photo:
Members of Ferrotron Technologies in front of the LaCam™ Laser Measuring System, from left:

ROLF LAMM, MANAGING DIRECTOR;
RENATE FLOR, CHEMICAL TECHNICIAN;
DR. CHRISTOPH CARLHOFF, SECTION MANAGER;
HERMANN ERLEMEIER, PROJECT MANAGER; and
JÜRGEN KLEINHOH, PROJECT MANAGER.

Left photo:

DR. WILHELM MERKENS, SECTION MANAGER, left, and JAN HOESEMANS, TRAINEE in IT-system electronics, at the control panel of the LaCam system.

* * *

MOERS, GERMANY *Ferrotron Technologies*

In Moers, Germany, a town next to the industrial city of Duisburg, a dedicated group of about 50 people has produced a laser measurement device for the steel industry that is the world market leader. The device, called the LaCam™ Profile Measuring System, uses innovative laser technology to measure the safety linings in steel furnaces and other vessels that carry molten metal. In April 2000, Minerals Technologies acquired Ferrotron Technologies GmbH, the company that developed this revolutionary device. The LaCam™ system can measure the safety lining of a steel furnace in 20 seconds; the previous market-leading laser measurement system measured the safety lining in 20 minutes.

"Using an infrared laser, we can measure 10,000 points a second and complete the entire high density measurement of 200,000 points in 20 seconds," said Rolf Lamm, Managing Director of Ferrotron and one of the inventors of the device. "We are able to provide the steel company with a number of read outs of vital information while conducting the measurement in temperatures up to 1700 Celsius."

The measurement of the safety lining of a steel furnace is critical to steel production. A normal converting furnace is a large vessel with a steel shell that is lined with 27 inches of refractory brick and an additional layer of monolithic refractory material. These refractory materials prevent the molten metal from melting the outer shell and causing what is known as a "breakout." Breakouts are extremely dangerous, and can cost human lives. They are also costly in terms of repair and lost production.

"Steel companies are very interested in achieving savings in production time," said Dr. Christoph Carlhoff, Section Manager at Ferrotron. "When you can provide savings of nearly 20 minutes, steel makers are able to increase their production output by an immense margin."

The turbulent action of molten metal in the steel converting furnace erodes the safety lining. The LaCam™ system provides a detailed analysis of where this lining needs repair. With this clear picture, MINTEQ International Inc., a wholly owned subsidiary of MTI, can apply monolithic refractory materials to maintain the furnace. MTI acquired Ferrotron for its advanced laser technology and because it fits with the Company's commitment to supply steel makers not only with the most durable refractory materials, but also with state-of-the-art application equipment. The scientists at MINTEQ and its subsidiary Ferrotron are now working together to develop new refractory application equipment that incorporates the high-speed laser measuring capability of the LaCam™ system.

The area around Duisburg is the center of Germany's steel industry. Seventy percent of the German steel industry is located around the Ferrotron plant in Moers. In addition, the area is known as a center for higher education in metallurgy, chemistry and physics.

"We listened to what our customers wanted," said Rolf Lamm. "And they wanted more speed, accuracy and ease in operating a laser measuring system. Working with these steel companies, we developed the LaCam™ system, and our laboratory has been the steel plants. Without these customers we cannot test our products because the environment inside a steel plant is completely different than in our laboratories. This has been a cooperative effort, and as we look at the exciting new products in our pipeline, it continues to be a coordinated effort because both parties benefit when we develop new technology."

"The LaCam™ advanced refractory lining measuring system is the world market leader. Our laser technology provides the steel makers faster, more accurate measurements that improve productivity in the steel mill."

ROLF LAMM
Managing Director
Ferrotron Technologies



Providing Clarity in Food Packaging





Above photo: From left,

DON DEUTSCH, MARKET DEVELOPMENT MANAGER, PLASTICS;
LOU DIZIKES, TECHNICAL MANAGER, PERFORMANCE MINERALS RESEARCH; and
[illegible] KOSIN, SENIOR ACCOUNT MANAGER, in front of the Company's film extrusion lab in Easton, Pennsylvania.

Left photo: A Fourier Transform Infrared Spectrometer in the Easton analytical laboratory, which identifies organic and some inorganic materials, is used in the development of the Company's antiblocking agents. The FTIR Spectrometer is often used to evaluate defects and identify any contaminants.

* * *

EASTON, PENNSYLVANIA *Film Extrusion Laboratory*

When you're in the meat section of the grocery store, the clear plastic film that encases that piece of beef, chicken or pork may well contain a specialized talc produced by Minerals Technologies. The talc-based additive, called Optibloc® clarity antiblock, is a blend of high-quality talc from the MTI facility in Barretts, Montana, and minerals from other sources.

Polyethylene film has a tendency to stick together, or "block." Film products commonly use anti-blocking agents, which modify the surface of a product to prevent it from sticking to itself or to another surface. MTI has produced blocking agents for plastics for a number of years, but Optibloc® clarity antiblock is unique because it can be used for film applications where optical properties are critically important, such as when consumers need to view an intended purchase. Film resins formulated with Optibloc® antiblock exhibit high film clarity, low haze, and low blocking force.

MTI developed Optibloc® clarity antiblock in 1997 as a replacement for additives like diatomaceous earth, other forms of talc, ground calcium carbonate and synthetic silica. In late 1998, the Company began working with Exxon Mobil Corporation to provide an anti-blocking agent that would provide clarity and dispensability for a stronger polyethylene film produced from metallocene resins. Companies like Exxon Mobil make the resins for polyethylene film and sell them to film converters. An anti-blocking additive like Optibloc® is compounded into the resin mixture before it goes to the film converter.

"This was the beginning of a great deal of collaborative work," said Donald Deutsch, Market Development Manager, Plastics, Specialty Minerals Inc. (SMI). "The initial work was done in our laboratories, at which time we compared Optibloc® antiblock to about 20 different competitive anti-blocking agents. The work then moved to Exxon Mobil's pilot plant and finally to full-scale product trials. Our Optibloc® material proved to be the one that worked best."

The collaboration between the two companies involved people in business operations, research and development and production. In 2000, the two companies signed an agreement that makes MTI the supplier of Optibloc® antiblock to Exxon Mobil.

"Our research team came up with the formulation for Optibloc®, but much of the testing was done in our lab facilities in Easton, Pennsylvania," said Louis Dizikes, Technical Manager for Performance Minerals Research, Specialty Minerals Inc. "Our film extrusion line in Easton is a state-of-the-art facility, able to duplicate a wide variety of conditions that help us prepare for the larger pilot plant tests and then full scale production. We have almost everything that a plastics company has, only on a smaller scale."

"We worked very closely with the people at Exxon Mobil to provide them the best product for their film resin," said Jon Kosin, Senior Account Manager, SMI. "The process takes a great deal of time because our customers' customers also have to be satisfied that the product meets all their requirements. But MTI has a good reputation. Our research, technical service and production teams are viewed throughout the industry as having the most expertise for achieving this goal."

The outlook for Optibloc® antiblock is good. For example, Optibloc® is qualified for Exxon Mobil's Exceed™ metallocene polyethylene resin. MTI also continues to expand its sales of Optibloc® into international markets through the qualification and specification of other polyethylene manufacturers, joint ventures, and through suppliers licensing their technology.

"This project is an example of the collaboration and expertise MTI will undertake to provide our customers with the best value-added solutions," said Donald Deutsch.

"Our Optibloc® clarity antiblock helps produce blown films with greater clarity. This is very important in food packaging where consumers want to see what they are purchasing."

LOU DIZIKES
Technical Manager
Performance Minerals Research
Specialty Minerals Inc.



Anatomy of a Successful Satellite Start-up





Above photo:
Members of the Company's Millinocket, Maine, satellite PCC plant team, from left to right:

DOUGLAS REMICK, OPERATOR;
CHUNGI KIM, OPERATOR;
DEE PINEAU, PLANT ASSISTANT;
DOUG DOORENBOS, BUSINESS REPRESENTATIVE;
ROBERT DORR, PLANT MANAGER; and
LAURENCE ALLEN,
TECHNICAL SERVICE SUPERVISOR.

Left photo:
A winter view of the storage tanks at the Millinocket satellite PCC plant, which provides AT® PCC to the Great Northern Paper Company.

* * *

MILLINOCKET, MAINE *Satellite PCC Plant*

Specialty Minerals Inc., a wholly owned subsidiary of Minerals Technologies, made its first shipment of the Company's patented AT® PCC from its new satellite plant at Great Northern Paper Company in Millinocket, Maine, in the third quarter of 2001. But what is often not appreciated–after having constructed more than 55 satellite plants since 1986–is the amount of effort it takes to bring a new satellite PCC plant on line.

Even before a paper company decides to use MTI's PCC as a filler or coating material for its paper, the Company's commercial and technical service people are at the paper mill running product trials. At Great Northern Paper, MTI representatives ran paper machine trials using PCC produced at another satellite facility. In January, the two companies announced an agreement to build a satellite plant that would produce between 50,000 and 70,000 tons of PCC a year. Great Northern produces groundwood paper at its mills in Millinocket and East Millinocket, both of which require MTI's acid tolerant AT® PCC.

"In February, we conducted a groundbreaking ceremony on an open field that was covered with six inches of snow," said Robert Dorr, Plant Manager at Millinocket. "Soon after that, our Specialty Minerals' Engineering team began winter-time construction."

A satellite plant is a complex array of tanks, carbonators, agitators, pumps, electrical equipment and sophisticated computer systems. While the construction crew prepared to build the facility, the Company's Environmental Health and Safety Group and the engineers had already been busy applying for the necessary environmental and building permits with the federal, state, and local government authorities.

Bob Dorr, who had previously served as plant manager at a satellite in Michigan, began his new duties by hiring a crew of operators and maintenance technicians that would run the facility once it was ready to operate. By the end of May, he had his staff and had begun to train the new employees in the intricate processes that would ultimately provide PCC to Great Northern's paper machines. The staff underwent training at a local technical college in Maine, and Specialty Minerals also brought in experienced operators from another satellite to provide hands-on help.

The satellite plant utilizes water, carbon dioxide and electricity from the Great Northern paper mill. Combined with the raw material calcium oxide, the water and carbon dioxide provide the basis for the synthesis of precipitated calcium carbonate. Because the Company uses the water and carbon dioxide from Great Northern, Dorr and his team needed to coordinate their efforts with the people at the paper company.

"This start-up was a great team effort with the people at Great Northern," said Dorr. "Working together, we always knew what needed to be done."

On August 3, 2001, the satellite PCC plant at Millinocket produced its first batch of PCC.

"It is difficult to determine how many of our people–all the way from the sales staff to research and technical service and production–are involved in starting operation of a new satellite," said Jim Brownhill, Vice President-Americas, Paper PCC for Specialty Minerals Inc. "It takes a tremendous amount of coordination and cooperation both within MTI and with the paper company. But after building and operating more than 55 satellites, we have a great deal of confidence in our ability to provide our value-added PCC to our many customers."

"Our AT® PCC provides the paper company with a filling material that improves the brightness and opacity of its groundwood paper, some of which is used in catalogs."

DOUGLAS REMICK
PCC Plant Operator



Income and Expense Items as a Percentage of Net Sales

Year Ended December 31,	2001	2000	1999
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	73.4	71.2	70.5
Marketing and administrative expenses	10.3	10.7	10.9
Research and development expenses	3.4	3.9	3.7
Bad debt expenses	0.6	0.9	0.2
Write-down of impaired assets	—	0.7	—
Restructuring charge	0.5	—	—
Income from operations	11.8	12.6	14.7
Net income	7.3%	8.1%	9.4%

Overview of 2001 and Outlook In 2001, the Company continued to experience weaknesses across all product lines primarily because of the difficult economic situation in the industries it serves: paper, steel, construction and automotive. The Company expects the economic downturn that began in the second half of 2000 and continued throughout 2001 to continue into the first half of 2002.

The Company continues to be affected by negative factors in the industries the Company serves:

> Three paper mills at which the Company has satellite precipitated calcium carbonate (PCC) plants announced their intention to shut down. These shutdowns are in addition to the three paper mill shutdowns disclosed in 2000. Other paper makers reduced production as a result of weaker paper demand.

> The domestic steel industry continued to deteriorate significantly in 2001. Domestic steel production was at its lowest levels in decades and several steel manufacturers ceased operations and others filed for bankruptcy protection. Europe is anticipating a significant decline in steel production during 2002.

> The construction and automotive industries were also affected adversely by the weaker economy.

However, despite this difficult environment, the Company was able to achieve low double-digit operating margins. This was accomplished through the restructuring plan announced in the second quarter of 2001 to reduce operating costs and improve efficiency, control of expenses, the synergies realized from recent acquisitions, and the continued development and commercialization of higher value products and technologies. The Company's operating margin as a percentage of sales declined to 11.8% in 2001 as compared with 12.6% in 2000.

In 2002, the Company plans to continue its focus on the following growth strategies:

> Increase market penetration in the use of PCC in paper in both free sheet and groundwood mills.

> Increase penetration of PCC into the paper coating market.

> Emphasize higher value specialty products and application systems to increase market penetration in the Refractories segment.

> Continue selective acquisitions to complement the Company's existing businesses.

> Continue research and development and marketing efforts for new and existing products.

However, there can be no assurance that the Company will achieve success in implementing any one or more of these strategies.

The Company began operations at one new satellite PCC plant at Great Northern Paper, Inc. in Millinocket, Maine, in the third quarter of 2001. The satellite plant, which provides Minerals Technologies' AT® PCC for filling groundwood specialty paper produced by Great Northern, is equivalent to two units. AT® PCC, Minerals Technologies' patented acid-tolerant technology, permits the use of PCC, an alkaline material, in an acid papermaking environment. The Company also began operations in the first quarter of 2002 at an M-Real Corporation paper mill in Alizay, France. This plant is equivalent to three units and is dedicated to the production of PCC products used in the filling of wood-free printing and writing papers. The Company also added another five units of capacity in 2001 through various expansions at existing satellite facilities. A unit represents between 25,000 to 35,000 tons of PCC produced annually. The Company expects additional expansions at existing satellite PCC plants to occur in 2002 and also expects to sign contracts for new satellite PCC plants.

The Company's sales of PCC are predominantly pursuant to long-term agreements, generally ten years in length, with paper mills at which the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. Failure of a number of the Company's customers to renew existing agreements on terms as favorable to the Company as those currently in effect could cause the future growth rate of the Company to differ materially from its historical growth rate, and could also result in impairment of the assets associated with the PCC plant.

Several consolidations in the paper industry have taken place in the last two years. These consolidations could result in partial or total closure of some paper mills at which the Company operates PCC satellites. Such closures would reduce the Company's sales of PCC, except to the extent that they resulted in paper production and associated purchases of PCC shifting to another location served by the Company. There can be no assurance, however, that this will occur. In addition, such consolidations concentrate purchasing power in the hands of a smaller number of papermakers, enabling them to increase pressure on suppliers, such as the Company. This increased pressure could have an adverse affect on the Company's results of operations in the future.

The Company's largest customer, International Paper Company, decided to reduce production capacity by closing four paper mills in which the Company has satellite PCC plants. These paper mills are located in Mobile, Alabama; Lock Haven, Pennsylvania; Erie, Pennsylvania; and Oswego, New York. In addition, two paper companies filed for bankruptcy protection and closed their paper mills in Plainwell, Michigan and Anderson, California. The Company had satellite PCC plants at these locations.

Excluding the plants to be closed, there are two satellite locations at which contracts with the host mill have recently expired. The Company continues to supply PCC at these locations and hopes to negotiate long-term contract extensions at them. There is no assurance, however, that these negotiations will be successful.

In May 2001, the Company announced that it would invest $27 million in the construction of a new merchant facility in Germany for the production of coating grade PCC. This facility, which will have the capacity to manufacture approximately 125,000 tons of PCC a year, will produce PCC coating products for use in high-quality publication and graphic art papers. The Company expects this facility to be in operation in 2003.

On February 6, 2002, the Company purchased from J.M. Huber Corporation a facility in Hermalle-sous-Huy, Belgium that manufactures PCC. This facility currently has the capacity to produce approximately 60,000 tons of PCC per year. The Company plans to modify the facility so that it is capable of producing Opacarb® PCC products, which are coating products used in high-quality publication and graphic art papers. This acquisition will allow the Company to accelerate the development of its European coating PCC program.

The Company also made the following acquisitions in the Refractories segment:

> In May 2001, the Company acquired the refractories business of Martin Marietta Magnesia Specialties Inc. This acquisition broadened the Company's product line and significantly increased the volume of annual refractory sales. It will also enable the Company to be more cost-effective through improved logistics, plant efficiencies, raw material sourcing, and benefits that will result from the Company's research capabilities in the core monolithic refractories business.

> In September 2001, the Company purchased all of the outstanding shares of Rijnstaal B.V., a Netherlands-based producer of cored metal wires used mainly in the steel and foundry industries. Rijnstaal has developed a "middle market" calcium-containing cored metal wire that will complement the Company's high-end Pferrocal® Lance Injection System.

As the Company continues to expand its operations overseas, it faces the inherent risks of doing business abroad, including inflation, fluctuations in interest rates and currency exchange rates, changes in applicable laws and regulatory requirements, export and import restrictions, tariffs, nationalization, expropriation, limits on repatriation of funds, civil unrest, terrorism, unstable governments and legal systems, and other factors. Some of the Company's operations are located in areas that have experienced political or economic instability, including Indonesia, Israel, China and South Africa. In addition, the Company's performance depends to some extent on that of the industries it serves, particularly the paper manufacturing, steel manufacturing, and construction industries.

Critical Accounting Policies The Company's discussion and analysis of its financial condition and results of operations are based upon the Company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires the Company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities.

On an on-going basis, the Company evaluates its estimates and assumptions, including those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions, income taxes, income tax valuation allowances and litigation and environmental liabilities. The Company bases its estimates on historical experience and on various other assumptions it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that can not readily be determined from other sources. There can be no assurance that actual results will not differ from those estimates.

The Company believes the following critical accounting policies require it to make significant judgments and estimates in the preparation of its consolidated financial statements:

> *Revenue recognition:* Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of the Company's PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Therefore, the price billed to the customer for shipments during the year is based on an estimate of the total annual volume that will be sold to such customer. Prices are adjusted at the end of each year to reflect the actual volume sold.

> *Allowance for doubtful accounts:* Substantially all of the Company's accounts receivable are due from companies in the paper, construction and steel industries. Accounts receivable are reduced by an allowance for amounts that may become uncollectible in the future. Such allowance is established through a charge to the provision for bad debt expenses. The Company recorded bad debt expenses of $3.9 million and $6.0 million in 2001 and 2000, respectively. These charges were much higher than historical levels and were primarily related to bankruptcy filings by several of the Company's major customers in the steel industry and to additional provisions associated with potential risks in the steel and other industries. In addition to specific allowances established for bankrupt customers, the Company also analyzes the collection history and financial condition of its other customers considering current industry conditions and determines whether an allowance needs to be established.

> *Property, plant and equipment, goodwill, intangible and other long-lived assets:* The Company's sales of PCC are predominantly pursuant to long-term arrangements, generally ten years in length, with paper mills at which the Company operates satellite PCC plants. The terms of many of these agreements have been extended, often in connection with an expansion of the satellite PCC plant. The Company also continues to supply PCC to two locations at which the PCC contract has expired.

Property, plant and equipment, goodwill, intangible and certain other long-lived assets are amortized over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue, which does not necessarily coincide with the remaining term of a customer's contractual obligation for use of those assets. Failure of a PCC customer to renew an agreement or continue to purchase PCC from the Company could result in an impairment of assets charge at such facility.

Impairment losses have not been significant other than in 2000. However, three paper mills at which the Company has operated satellite PCC plants have announced their intention to shut down. In each case the Company is exploring several possibilities, including continuing to operate the PCC plant if the host mill is sold to another paper manufacturer; operating the PCC plant on a merchant basis for sales to third parties; or transferring the equipment for use at another operation. Should these alternatives not be available, there could be impairment charges at one or more of these facilities, which the Company estimates would not exceed $1.5 million in the aggregate.

The Company has a consolidated interest in two joint venture companies that operate satellite PCC plants at paper mills owned by subsidiaries of Asia Pulp & Paper ("APP"), one at Perawang, Indonesia, and one at Dagang, China. APP is a multinational pulp and paper company whose current financial difficulties have been widely publicized. While APP is negotiating with its creditors, the Perawang and Dagang facilities have remained in operation at levels presently consistent with the prior year. Both mills are continuing to use MTI's PCC and to satisfy their obligations to the joint ventures. However, there can be no assurance that the Company's operations at these paper mills will not be adversely affected by APP's financial difficulties in the future. The Company's net investment in these satellite plants was $4.3 million at December 31, 2001.

> *Valuation of long-lived assets, goodwill and other intangible assets:* The Company assesses the impairment of identifiable intangibles, long-lived assets and goodwill whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors the Company considers important which could trigger an impairment review include the following:

- significant under-performance relative to expected historical or projected future operating results;
- significant changes in the manner of use of the acquired assets or the strategy for the overall business;
- significant negative industry or economic trends.

When the Company determines that the carrying value of intangibles, long-lived assets or goodwill may not be recoverable based upon the existence of one or more of the above indicators of impairment, it measures any impairment by its ability to recover the carrying amount of the assets from expected future operating cash flow on a discounted basis. Net intangible assets, long-lived assets, and goodwill amounted to $587.9 million as of December 31, 2001.

> *Accounting for income taxes:* As part of the process of preparing the Company's consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within its consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income, and to the extent it believes that recovery is not likely, it must establish a valuation allowance. To the extent it establishes a valuation allowance or increase this allowance in a period, it must include an expense within the tax provision in the Statement of Income.

For a detailed discussion on the application of these and other accounting policies, see "Summary of Significant Accounting Policies" in the "Notes to the Consolidated Financial Statements." This discussion and analysis should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this report.

RESULTS OF OPERATIONS

Net Sales

Dollars in Millions	2001	Growth	2000	Growth	1999
Net sales	$684.4	2.0%	$670.9	1.3%	$662.5

Worldwide net sales in 2001 increased 2.0% from the previous year to $684.4 million. The stronger U.S. dollar had an unfavorable effect of approximately 2 percentage points of sales growth in 2001. Sales in the Specialty Minerals segment, which includes the PCC and Processed Minerals product lines, decreased approximately 1% to $483.3 million compared with $486.3 million for the same period in 2000. Sales in the Refractories segment grew approximately 9% over the previous year to $201.1 million. In 2000, worldwide net sales increased 1.3% to $670.9 million from $662.5 million in the prior year. Specialty Minerals segment sales increased 1.4% and Refractories segment sales increased approximately 1% in 2000.

Worldwide net sales of PCC in 2001 decreased approximately 1% to $396.1 million from $399.2 million in the prior year. The decrease in total PCC sales was primarily a result of a 12% decline in sales of Specialty PCC, which is used for non-paper applications. Adverse market conditions and increased competitive pressure from lower cost ground calcium carbonate in the calcium supplement market were the primary reasons for the sales decrease. This decrease was partially offset by a 1% increase in paper PCC sales, which was primarily attributable to the commencement of operation at two new satellite PCC plants, the ramp-up of two satellite plants that began operations in 2000 and expansions at several long-standing PCC plants. Sales were adversely affected by consolidations, shutdowns and slowdowns in the paper industry. Excluding the effect of foreign exchange, PCC sales grew by 1 percent in 2001. PCC sales in 2000 increased 1.9% to $399.2 million from $391.9 million in 1999. This growth was primarily attributable to the start-up of operations at two new satellite plants, the ramp-up of two satellite plants that began operations in 1999, and to volume increases and expansions at several long-standing PCC plants.

Net sales of Processed Minerals products in 2001 increased slightly to $87.2 million from $87.1 million in 2000. Processed Minerals net sales decreased slightly in 2000 to $87.1 million from $87.5 million in 1999. This decline was attributable primarily to a slowdown in construction-related industries.

Net sales in the Refractories segment in 2001 increased approximately 9.0% to $201.1 million from $184.6 million in the prior year. The increase in sales for the Refractories segment was attributable to the Martin Marietta and Rijnstaal acquisitions. Excluding these acquisitions, sales in the Refractories segment would have declined due to unfavorable economic conditions in the worldwide steel industry, particularly in North America. Foreign exchange had an unfavorable impact on Refractories sales of approximately $6.4 million or 3.5 percentage points of growth. In 2000, net sales in the Refractories segment increased 1.0% from the prior year.

Net sales growth in the United States was slightly higher in 2001 than in the prior year. Increased sales from the acquisitions were partially offset by the aforementioned weakness in the steel, paper and construction industries. International sales in 2001 increased 5.9% primarily as a result of the continued international expansion of the Company's PCC product line. In 2000, domestic net sales decreased less than 1.0% and international sales were approximately 4.7% greater than in the prior year.

Operating Costs and Expenses

Dollars in Millions	2001	Growth	2000	Growth	1999
Cost of goods sold	$502.5	5.2%	$477.5	2.3%	$466.7
Marketing and administrative	$ 70.5	(1.3%)	$ 71.4	(1.1%)	$ 72.2
Research and development	$ 23.5	(10.6%)	$ 26.3	6.0%	$ 24.8
Bad debt expenses	$ 3.9	(35.0%)	$ 6.0	*	$ 1.2
Restructuring charge	$ 3.4	*	$ —	*	$ —
Write-down of impaired assets	$ —	*	$ 4.9	*	$ —

* Percentage not meaningful

Cost of goods sold was 73.4% of sales compared with 71.2% in the prior year. This increase was primarily attributable to lower volumes from weaker market conditions in the steel, paper and construction industries in 2001. In addition, the Company was adversely impacted by higher energy costs, the unfavorable impact of foreign exchange, and costs associated with the ramp-up of the Company's merchant manufacturing plant in Mississippi, which is still running below capacity. Cost of goods sold as a percentage of sales in 2000 was 0.7 percentage points higher than in the prior year.

Marketing and administrative costs decreased 1.3% to $70.5 million and to 10.3% of net sales from 10.7% in 2000. These decreases were due to the control of expenses and lower costs in the second half of 2001 resulting from the restructuring program. In 2000, marketing and administrative costs decreased 1.1% to $71.4 million.

Research and development expenses during 2001 decreased 10.6% to $23.5 million and represented 3.4% of net sales. This decrease was primarily a result of the restructuring, a decrease in trial activity and a shift of *Synsil*® development costs to production costs. In 2000, research and development expenses increased 6.0% as a result of planned increases to develop *Synsil*® products, a family of synthetic silicate products for the glass industry.

The Company recorded bad debt expenses of $3.9 million and $6.0 million in 2001 and 2000, respectively. These charges were primarily related to bankruptcy filings by several of the Company's major customers in the steel industry and to additional provisions associated with potential risks in the steel and other industries.

During the second quarter of 2001, the Company restructured its operations to reduce operating costs and improve efficiency. This resulted in a second quarter restructuring charge of $3.4 million. The Company estimates the restructuring will reduce operating expenses by $6.0 million to $8.0 million annually. These expense reductions were partially realized during the second half of the year.

During the fourth quarter of 2000, the Company recorded a write-down of impaired assets of $4.9 million for three satellite PCC plants at paper mills that have ceased or will cease operations.

Income from Operations

Dollars in Millions	2001	Growth	2000	Growth	1999
Income from operations	$80.6	(5.0%)	$84.8	(13.0%)	$97.5

Income from operations in 2001 decreased 5.0% to $80.6 million from $84.8 million in 2000. This decrease was due primarily to weakness for the full year in the three major industries the Company serves and to the aforementioned restructuring charge. In 2000, income from operations decreased 13.0% to $84.8 million from $97.5 million in 1999. This decrease was due primarily to weakness in the second half of 2000 in the three major industries the Company serves and to additional bad debt expenses and the write down of impaired assets.

Non-Operating Deductions

Dollars in Millions	2001	Growth	2000	Growth	1999
Non-operating deductions, net	$7.9	58%	$5.0	—	$5.0

Non-operating deductions increased 58% from the prior year. This increase is primarily attributable to a 21.3% increase in gross interest expense as a result of higher average borrowings in 2001 and a reduction in interest capitalized on major construction projects. Non-operating deductions in 2000, were approximately the same as in 1999.

Provision for Taxes on Income

Dollars in Millions	2001	Growth	2000	Growth	1999
Provision for taxes on income	$21.1	(10.9%)	$23.7	(18.0%)	$28.9

The effective tax rate decreased to 29.1% in 2001 compared with 29.8% in 2000. This decrease was due to changes in the geographic mix of profit by country. The effective tax rate was 31.3% in 1999.

Minority Interests

Dollars in Millions	2001	Growth	2000	Growth	1999
Minority interests	$1.7	(5.6%)	$1.8	20.0%	$1.5

The consolidated joint ventures continue to operate profitably. The decrease in the provision for minority interests in 2001 was primarily due to unfavorable foreign exchange rates.

Net Income

Dollars in Millions	2001	Growth	2000	Growth	1999
Net income	$49.8	(8.1)%	$54.2	(12.7%)	$62.1

Net income decreased 8.1% in 2001 to $49.8 million. In 2000, net income decreased 12.7% to $54.2 million. Earnings per common share, on a diluted basis, decreased 3.9% to $2.48 in 2001 as compared with $2.58 in the prior year.

LIQUIDITY AND CAPITAL RESOURCES

Cash flows in 2001 were provided from operations and short-term and long-term financing. The cash was applied principally to fund approximately $63.1 million of capital expenditures, the aforementioned Rijnstaal B.V. and Martin Marietta Magnesia Specialties Inc. acquisitions and to repurchase $16.0 million of common shares for treasury. Cash provided from operating activities amounted to $98.3 million in 2001, $91.1 million in 2000 and $130.2 million in 1999.

On May 17, 2000, the Company's majority-owned subsidiary, Specialty Minerals FMT K.K., entered into a Yen-denominated Guaranteed Credit Agreement with the Bank of New York due March 31, 2007. The proceeds were used to finance the construction of a PCC satellite facility in Japan. Principal payments begin on June 30, 2002. Interest is payable quarterly at a rate of 2.05% per annum.

On June 9, 2000 the Company entered into a twenty-year, taxable, Variable/Fixed Rate Industrial Development Revenue Bond agreement to finance a portion of the construction of a merchant manufacturing facility in Mississippi for the production of Specialty PCC. The Company selected the variable rate option for this borrowing and the average interest rate was approximately 6.69% and 7.18% for the year ended December 31, 2001 and the period ended December 31, 2000, respectively.

On February 26, 1998, the Company's Board of Directors ("Board") authorized a $150 million stock repurchase program. The Company completed the program in April 2001 after repurchasing approximately 3.5 million shares at an average price of approximately $42.80 per share.

On February 22, 2001, the Board authorized the Company's Management Committee to repurchase, at its discretion, up to $25 million in additional shares per year over the next three years. As of December 31, 2001, the Company had repurchased approximately 35,000 shares under this program at an average price of approximately $36.28 per share.

The Company has $110 million in uncommitted short-term bank credit lines, of which $71.5 million was in use at December 31, 2001. The Company anticipates that capital expenditures for 2002 should range between $75 million and $90 million, principally related to the construction of PCC plants and other opportunities that meet the strategic growth objectives of the Company. The Company expects to meet its long-term financing requirements from internally generated funds, uncommitted bank credit lines and, where appropriate, project financing of certain satellite plants. The aggregate maturities of long-term debt are as follows: 2002 - $0.4 million; 2003 - $1.4 million; 2004 - $2.0 million; 2005 - $2.2 million; 2006 - $52.2 million; thereafter - $30.3 million.

PROSPECTIVE INFORMATION AND FACTORS THAT MAY AFFECT FUTURE RESULTS

The Securities and Exchange Commission encourages companies to disclose forward-looking information so that investors can better understand companies' future prospects and make informed investment decisions. This report may contain forward-looking statements that set out anticipated results based on management's plans and assumptions. Words such as "expects," "plans," "anticipates," "will," and words and terms of similar substance, used in connection with any discussion of future operating or financial performance identify these forward-looking statements.

The Company cannot guarantee that the outcomes suggested in any forward-looking statement will be realized, although it believes it has been prudent in its plans and assumptions. Achievement of future results is subject to risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize, or should underlying assumptions prove inaccurate, actual results could vary materially from those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements and should refer to the discussion of certain risks, uncertainties and assumptions under the heading "Cautionary Factors That May Affect Future Results" in Item 1 of the Company's annual report on Form 10-K for the year ended December 31, 2001.

INFLATION

Historically, inflation has not had a material adverse effect on the Company. The contracts pursuant to which the Company constructs and operates its satellite PCC plants generally adjust pricing to reflect increases in costs resulting from inflation.

CYCLICAL NATURE OF CUSTOMERS' BUSINESSES

The bulk of the Company's sales are to customers in the paper manufacturing, steel manufacturing and construction industries, which have historically been cyclical. These industries encountered difficulties in 2001. The pricing structure of some of our long-term PCC contracts makes our PCC business less sensitive to declines in the quantity of product purchased. For this reason, and because of the geographical diversification of our business, the Company's operating results to date have not been materially affected by the difficult economic environment. However, we cannot predict the economic outlook in the countries in which we do business, nor in the key industries we serve. There can be no assurance that a recession, in some markets or worldwide, would not have a significant negative effect on the Company's financial position or results of operations.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling-of-interests method. The Company currently accounts for all acquisitions using the purchase method of accounting.

SFAS No. 142, effective for fiscal years beginning after December 15, 2001, provides that goodwill and other intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment on an annual basis. This statement also requires an initial goodwill impairment assessment in the year of adoption and at least annual impairment tests thereafter. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and certain provisions of SFAS No. 142, as required for goodwill and other identifiable intangibles resulting from business combinations consummated after June 30, 2001. As of December 31, 2001, the Company has unamortized goodwill in the amount of $43.5 million and unamortized identifiable intangible assets in the amount of $8.1 million. Amortization expense related to goodwill was $1.3 million for the year ended December 31, 2001. The Company does not expect the remaining provisions of SFAS No. 142 will have a material effect on the consolidated financial statements.

SFAS No. 143, effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently analyzing this statement and has not yet determined its impact on the consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a uniform accounting model for long-lived assets to be disposed of. This Statement, effective for fiscal years beginning after

December 15, 2001, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company does not expect adoption of this Statement will have a material effect on the consolidated financial statements.

ADOPTION OF A COMMON EUROPEAN CURRENCY

As of January 1, 2001, twelve European countries adopted the euro as their common currency. From that date until January 1, 2002, debtors and creditors could choose to pay or be paid in euros or in the former national currencies. During 2002, the affected national currencies ceased to be legal tender.

The Company's information technology systems are now able to convert among the former national currencies and the euro and to process transactions and balances in euros. The financial institutions with which the Company does business were capable of receiving deposits and making payments both in euros and in the national currencies. This did not have a material effect on the Company's financial condition or results of operations. The Company also reviewed contracts with customers and vendors calling for payments in currencies that were to be replaced by the euro, and intends to complete in a timely way any required changes to those contracts.

Adoption of the euro is likely to have competitive effects in Europe, as prices that had been stated in different national currencies become directly comparable to one another. In addition, the adoption of a common monetary policy by the countries adopting the euro can be expected to have an effect on the economy of the region. These competitive and economic effects had no material effect on the Company's financial condition or results of operation during 2001, and the Company does not expect any such effect to occur. There can be no assurance, however, that the transition to the euro will not have a material effect on the Company's business in Europe in the future.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk represents the risk of loss that may impact the Company's financial position, results of operations or cash flows due to adverse changes in market prices and rates. The Company is exposed to market risk because of changes in foreign currency exchange rates as measured against the U.S. dollar. It does not anticipate that near-term changes in exchange rates will have a material impact on its future earnings or cash flows. However, there can be no assurance that a sudden and significant decline in the value of foreign currencies would not have a material adverse effect on the Company's financial conditions and results of operations. Approximately 45% of the Company's bank debt bears interest at variable rates; therefore the Company's results of operations would only be affected by interest rate changes to the short-term bank debt outstanding. An immediate 10 percent change in interest rates would not have a material effect on the Company's results of operations over the next fiscal year.

The Company is exposed to various market risks, including the potential loss arising from adverse changes in foreign currency exchange rates and interest rates. The Company does not enter into derivatives or other financial instruments for trading or speculative purposes. When appropriate, the Company enters into derivative financial instruments, such as forward exchange contracts and interest rate swaps, to mitigate the impact of foreign exchange rate movements and interest rate movements on the Company's operating results. The counterparties are major financial institutions. Such forward exchange contracts and interest rate swaps would not subject the Company to additional risk from exchange rate or interest rate movements because gains and losses on these contracts would offset losses and gains on the assets, and liabilities and transactions being hedged. The Company had open forward exchange contracts to purchase $0.8 million of foreign currencies as of December 31, 2001. These contracts mature on June 28, 2002. The fair value of these instruments was $132,000 at December 31, 2001. The Company entered into three-year interest rate swap agreements with a notional amount of $30 million that expire in January 2005. These agreements effectively convert a portion of the Company's floating-rate debt to a fixed rate basis. The fair value of these instruments was $158,000 at December 31, 2001.

Selected Financial Data

* * *

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES *2001 Annual Report*

(thousands, except per share data)	2001	2000	1999	1998	1997
INCOME STATEMENT DATA					
Net sales	$684,419	$670,917	$662,475	$631,622	$625,547
Cost of goods sold	502,525	477,512	466,702	442,562	451,849
Marketing and administrative expenses	70,495	71,404	72,208	75,068	71,525
Research and development expenses	23,509	26,331	24,788	21,038	20,391
Bad debt expenses	3,930	5,964	1,234	507	1,554
Write-down of impaired assets	—	4,900	—	—	—
Restructuring charge	3,403	—	—	—	—
Income from operations	80,557	84,806	97,543	92,447	80,228
Net income	49,793	54,208	62,116	57,224	50,312
EARNINGS PER SHARE					
Basic earnings per share	$ 2.54	$ 2.65	$ 2.90	$ 2.57	$ 2.23
Diluted earnings per share	$ 2.48	$ 2.58	$ 2.80	$ 2.50	$ 2.18
Weighted average number of common shares outstanding					
Basic	19,630	20,479	21,394	22,281	22,558
Diluted	20,063	21,004	22,150	22,926	23,113
Dividends declared per common share	$ 0.10	$ 0.10	$ 0.10	$ 0.10	$ 0.10
BALANCE SHEET DATA					
Working capital	$ 86,261	$ 81,830	$102,405	$112,892	$132,364
Total assets	847,810	799,832	769,131	760,912	741,407
Long-term debt	88,097	89,857	75,238	88,167	101,571
Total debt	160,031	138,727	88,677	101,678	115,560
Total shareholders' equity	507,819	483,639	485,036	489,163	466,997

Consolidated Balance Sheet

* * *

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES *2001 Annual Report*

(thousands of dollars)	December 31, 2001	December 31, 2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 13,046	$ 6,692
Accounts receivable, less allowance for doubtful accounts: 2001 – $3,697; 2000 – $2,898	125,289	116,192
Inventories	77,633	71,883
Prepaid expenses and other current assets	30,822	20,590
TOTAL CURRENT ASSETS	246,790	215,357
Property, plant and equipment, less accumulated depreciation and depletion	536,339	548,209
Other assets and deferred charges	64,681	36,266
TOTAL ASSETS	$847,810	$799,832
LIABILITIES & SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	71,497	$ 48,105
Current maturities of long-term debt	437	765
Accounts payable	37,705	36,153
Income taxes payable	17,480	18,124
Accrued compensation and related items	14,231	10,259
Other current liabilities	19,179	20,121
TOTAL CURRENT LIABILITIES	160,529	133,527
Long-term debt	88,097	89,857
Accrued postretirement benefits	19,144	19,024
Deferred taxes on income	50,435	50,438
Other noncurrent liabilities	21,786	23,347
TOTAL LIABILITIES	339,991	316,193
Commitments and contingent liabilities		
Shareholders' equity:		
Preferred stock, without par value; 1,000,000 shares authorized; none issued	—	—
Common stock at par, $0.10 par value; 100,000,000 shares authorized; issued 25,961,920 shares in 2001 and 25,853,271 shares in 2000	2,596	2,585
Additional paid-in capital	158,559	155,001
Retained earnings	627,014	579,181
Accumulated other comprehensive loss	(55,295)	(44,073)
	732,874	692,694
Less common stock held in treasury, at cost; 6,347,973 shares in 2001 and 5,886,417 shares in 2000	225,055	209,055
TOTAL SHAREHOLDERS' EQUITY	507,819	483,639
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$847,810	$799,832

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statement of Income

* * *

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES *2001 Annual Report*

(thousands of dollars, except per share data)		Year Ended December 31,	
	2001	2000	1999
Net sales	$684,419	$670,917	$662,475
Operating costs and expenses:			
Cost of goods sold	502,525	477,512	466,702
Marketing and administrative expenses	70,495	71,404	72,208
Research and development expenses	23,509	26,331	24,788
Bad debt expenses	3,930	5,964	1,234
Restructuring charge	3,403	—	—
Write-down of impaired assets	—	4,900	—
INCOME FROM OPERATIONS	80,557	84,806	97,543
Interest income	835	1,146	1,193
Interest expense	(7,884)	(5,311)	(5,141)
Other deductions	(838)	(869)	(1,060)
Non-operating deductions, net	(7,887)	(5,034)	(5,008)
Income before provision for taxes on income and minority interests	72,670	79,772	92,535
Provision for taxes on income	21,148	23,735	28,920
Minority interests	1,729	1,829	1,499
NET INCOME	$ 49,793	$ 54,208	$ 62,116
BASIC EARNINGS PER SHARE	$ 2.54	$ 2.65	$ 2.90
DILUTED EARNINGS PER SHARE	$ 2.48	$ 2.58	$ 2.80

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statement of Cash Flows

* * *

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES *2001 Annual Report*

(thousands of dollars, except per share data)	2001	2000	1999
		Year Ended December 31,	
OPERATING ACTIVITIES			
Net income	$ 49,793	$ 54,208	$ 62,116
Adjustments to reconcile net income			
to net cash provided by operating activities:			
Depreciation, depletion and amortization	66,518	60,795	58,675
Write-down of impaired assets	—	4,900	—
Loss on disposal of property, plant and equipment	19	257	1,041
Deferred income taxes	(131)	1,202	5,862
Bad debt expenses	3,930	5,964	1,234
Other	1,446	1,594	1,459
Changes in operating assets and liabilities,			
net of effects of acquisitions and disposition:			
Accounts receivable	(11,886)	(7,118)	(10,432)
Inventories	(2,182)	(5,123)	(4,675)
Prepaid expenses and other current assets	(10,620)	(5,732)	2,215
Accounts payable	(1,077)	(9,455)	9,644
Income taxes payable	(144)	(5,275)	4,835
Other	2,661	(5,104)	(1,774)
NET CASH PROVIDED BY OPERATING ACTIVITIES	98,327	91,113	130,200
INVESTING ACTIVITIES			
Purchases of property, plant and equipment	(63,078)	(103,286)	(73,752)
Proceeds from disposal of property, plant and equipment	5,193	1,396	986
Acquisition of businesses	(37,363)	(12,580)	—
Other investing activities	—	418	(604)
NET CASH USED IN INVESTING ACTIVITIES	(95,248)	(114,052)	(73,370)
FINANCING ACTIVITIES			
Proceeds from issuance of short-term and long-term debt	268,684	165,672	39,694
Repayment of short-term and long-term debt	(248,677)	(114,346)	(52,398)
Purchase of common shares for treasury	(16,000)	(43,048)	(50,884)
Cash dividends paid	(1,960)	(2,049)	(2,138)
Proceeds from issuance of stock under option plan	3,158	4,044	6,245
Equity and debt proceeds from minority interests	—	—	1,900
Other financing activities	—	—	(213)
NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	5,205	10,273	(57,794)
Effect of exchange rate changes on cash and cash equivalents	(1,930)	(1,020)	645
Net increase (decrease) in cash and cash equivalents	6,354	(13,686)	(319)
Cash and cash equivalents at beginning of year	6,692	20,378	20,697
CASH AND CASH EQUIVALENTS AT END OF YEAR	$ 13,046	$ 6,692	$ 20,378

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

Consolidated Statement of Shareholders' Equity

* * *

(in thousands)	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock Shares	Treasury Stock Cost	Total
BALANCE AS OF JANUARY 1, 1999	25,534	$ 2,553	$144,088	$467,257	$ (9,612)	(3,721)	$(115,123)	$489,163
Comprehensive income:								
Net income	—	—	—	62,116	—	—	—	62,116
Currency translation adjustment	—	—	—	—	(19,167)	—	—	(19,167)
Reclassification adjustment of unrealized holding gains, net of tax	—	—	—	—	(86)	—	—	(86)
Total comprehensive income	—	—	—	62,116	(19,253)	—	—	42,863
Dividends declared	—	—	—	(2,138)	—	—	—	(2,138)
Redemption of stock rights	—	—	—	(213)	—	—	—	(213)
Employee benefit transactions	171	18	5,232	—	—	—	—	5,250
Income tax benefit arising from employee stock option plans	—	—	995	—	—	—	—	995
Purchase of common stock	—	—	—	—	—	(1,098)	(50,884)	(50,884)
BALANCE AS OF DECEMBER 31, 1999	25,705	2,571	150,315	527,022	(28,865)	(4,819)	(166,007)	485,036
Comprehensive income:								
Net income	—	—	—	54,208	—	—	—	54,208
Currency translation adjustment	—	—	—	—	(15,208)	—	—	(15,208)
Total comprehensive income	—	—	—	54,208	(15,208)	—	—	39,000
Dividends declared	—	—	—	(2,049)	—	—	—	(2,049)
Employee benefit transactions	148	14	4,030	—	—	—	—	4,044
Income tax benefit arising from employee stock option plans	—	—	656	—	—	—	—	656
Purchase of common stock	—	—	—	—	—	(1,067)	(43,048)	(43,048)
BALANCE AS OF DECEMBER 31, 2000	25,853	2,585	155,001	579,181	(44,073)	(5,886)	(209,055)	483,639
Comprehensive income:								
Net income	—	—	—	49,793	—	—	—	49,793
Currency translation adjustment	—	—	—	—	(11,896)	—	—	(11,896)
Minimum pension liability adjustment	—	—	—	—	500	—	—	500
Net gain on cash flow hedges	—	—	—	—	174	—	—	174
Total comprehensive income	—	—	—	49,793	(11,222)	—	—	38,571
Dividends declared	—	—	—	(1,960)	—	—	—	(1,960)
Employee benefit transactions	109	11	3,147	—	—	—	—	3,158
Income tax benefit arising from employee stock option plans	—	—	411	—	—	—	—	411
Purchase of common stock	—	—	—	—	—	(462)	(16,000)	(16,000)
BALANCE AS OF DECEMBER 31, 2001	25,962	$ 2,596	$158,559	$627,014	$(55,295)	(6,348)	$(225,055)	$507,819

See Notes to Consolidated Financial Statements, which are an integral part of these statements.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation The accompanying consolidated financial statements include the accounts of Minerals Technologies Inc. (the "Company") and its wholly and majority-owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Use of Estimates The Company employs accounting policies that are in accordance with generally accepted accounting principles in the United States of America and require management to make estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reported period. Significant estimates include those related to revenue recognition, allowance for doubtful accounts, valuation of inventories, valuation of long-lived assets, goodwill and other intangible assets, pension plan assumptions, income taxes, income tax valuation allowances and litigation and environmental liabilities. Actual results could differ from those estimates.

Business The Company is a resource- and technology-based company that develops, produces and markets on a worldwide basis a broad range of specialty mineral, mineral-based and synthetic mineral products. The Company's products are used in manufacturing processes of the paper and steel industries, as well as by the building materials, polymers, ceramics, paints and coatings, glass and other manufacturing industries.

Cash Equivalents The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents. Cash equivalents amounted to $2.9 million and $0.8 million at December 31, 2001 and 2000, respectively.

Inventories Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out (FIFO) method.

Property, Plant and Equipment Property, plant and equipment are recorded at cost. Significant improvements are capitalized. In general, the straight-line method of depreciation is used for financial reporting purposes and accelerated methods are used for U.S. and certain foreign tax reporting purposes. The annual rates of depreciation are 4%-8% for buildings, 8%-12% for machinery and equipment and 8%-12% for furniture and fixtures.

Property, plant and equipment are depreciated over their useful lives. Useful lives are based on management's estimates of the period that the assets can generate revenue which does not necessarily coincide with the remaining term of a customer's contractual obligation for use of those assets. Failure of a PCC customer to renew an agreement or continue to purchase PCC from the Company could result in an impairment of assets charge at such facility.

Depletion of the mineral and quarry properties is provided for on a unit-of-extraction basis as the related materials are mined for financial reporting purposes and on a percentage depletion basis for tax purposes.

Mining costs associated with waste gravel and rock removal in excess of the expected average life of mine stripping ratio are deferred. These costs are charged to production on a unit-of-production basis when the ratio of waste to ore mined is less than the average life of mine stripping ratio.

Accounting for the Impairment of Long-Lived Assets The Company accounts for impairment of long-lived assets in accordance with Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the book value of the asset may not be recoverable. The Company continuously evaluates whether events and circumstances have occurred that indicate possible impairment. In accordance with SFAS No. 121, the Company uses an estimate of the future undiscounted net cash flows of the related asset or asset grouping over the remaining life in determining whether the carrying value of the assets are recoverable. During the fourth quarter of 2000, the Company recorded a write-down of impaired assets of $4.9 million, based upon discounted future cash flows, for three satellite precipitated calcium carbonate plants at paper mills that have ceased or will cease operations.

Impairment losses have not been significant other than in 2000. However, three paper mills at which the Company has operated satellite PCC plants have announced their intention to shut down. In each case the Company is exploring several possibilities, including continuing to operate the PCC plant if the host mill is sold to another paper manufacturer; operating the PCC plant on a merchant basis for sales to third parties; or transferring the equipment for use at another operation. Should these alternatives not be available, there could be impairment charges at one or more of these facilities, which the Company estimates would not exceed $1.5 million in the aggregate.

Goodwill Goodwill represents the excess of purchase price and related costs over the value assigned to the net tangible and identifiable intangible assets of businesses acquired. Goodwill is amortized on a straight-line basis over 20-25 years. At least annually, the Company reviews the recoverability of goodwill. The determination of possible impairment is based primarily on the ability to recover the balance of the goodwill from expected future operating cash flows on an undiscounted basis. When the Company determines that the carrying value of goodwill may not be recoverable, it measures any impairment on its ability to recover the carrying amount from expected future operating cash flows on a discounted basis. In management's opinion, no impairment existed at December 31, 2001.

Derivative Financial Instruments The Company enters into derivative financial instrument contracts to hedge certain foreign exchange and interest rate exposures. On January 1, 2001, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities." The cumulative effect of adopting SFAS 133, as amended, was not material to the Company's consolidated financial statements. See the Note on Derivative Financial Instruments in the Consolidated Financial Statements for a full description of the Company's hedging activities and related accounting policies.

Revenue Recognition Revenue from sale of products is recognized at the time the goods are shipped and title passes to the customer. In most of the Company's PCC contracts, the price per ton is based upon the total number of tons sold to the customer during the year. Therefore, the price billed to the customer for shipments during the year is based on an estimate of the total annual volume that will be sold to such customer. Prices are adjusted at the end of each year to reflect the actual volume sold.

Foreign Currency The assets and liabilities of most of the Company's international subsidiaries are translated into U.S. dollars using exchange rates at the respective balance sheet date. The resulting translation adjustments are recorded in accumulated other comprehensive loss in shareholders' equity. Income statement items are generally translated at average exchange rates prevailing during the period. Other foreign currency gains and losses are included in net income. International subsidiaries operating in highly inflationary economies translate nonmonetary assets at historical rates, while net monetary assets are translated at current rates, with the resulting translation adjustments included in net income.

Income Taxes Income taxes are provided for based on the asset and liability method of accounting pursuant to SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"). Under SFAS 109, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

The accompanying financial statements generally do not include a provision for U.S. income taxes on international subsidiaries' unremitted earnings which, for the most part, are expected to be reinvested overseas.

Stock-Based Compensation The Company has elected to recognize compensation cost based on the intrinsic value of the equity instrument awarded as promulgated in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees." The Company has disclosed below under "Capital Stock — Stock and Incentive Plan" the pro forma effect of the fair value method on net income and earnings per share.

Post-retirement Benefits The Company accrues the cost of post-retirement benefits during an employee's active working career as required by Statement of Financial Accounting Standards No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions."

Earnings Per Share Basic earnings per share have been computed based upon the weighted average number of common shares outstanding during the period.

Diluted earnings per share have been computed based upon the weighted average number of common shares outstanding during the period assuming the issuance of common shares for all dilutive potential common shares outstanding.

Impact of Recently Issued Accounting Standards In June 2001, the Financial Accounting Standards Board issued SFAS No. 141, "Business Combinations," SFAS No. 142, "Goodwill and Other Intangible Assets," and SFAS No. 143, "Accounting for Asset Retirement Obligations."

SFAS No. 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001, thereby eliminating the use of the pooling-of-interests method. The Company currently accounts for all acquisitions using the purchase method of accounting.

SFAS No. 142, effective for fiscal years beginning after December 15, 2001, provides that goodwill and other intangible assets with indefinite lives will no longer be amortized, but will be tested for impairment on an annual basis. This statement also requires an initial goodwill impairment assessment in the year of adoption and at least annual impairment tests thereafter. Effective July 1, 2001, the Company adopted the provisions of SFAS No. 141 and certain provisions of SFAS No. 142, as required for goodwill and other identifiable intangibles resulting from business combinations consummated after June 30, 2001. The Company does not expect the remaining provisions of SFAS No. 142 will have a material effect on the consolidated financial statements.

SFAS No. 143, effective for fiscal years beginning after June 15, 2002, addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. The Company is currently analyzing this statement and has not yet determined its impact on the consolidated financial statements.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," which establishes a uniform accounting model for long-lived assets to be disposed of. This Statement, effective for fiscal years beginning after December 15, 2001, requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If the carrying amount of the asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. The Company does not expect adoption of this Statement will have a material effect on the consolidated financial statements.

INCOME TAXES

Income before provision for taxes, by domestic and foreign source is as follows:

Thousands of Dollars	2001	2000	1999
Domestic	$40,777	$51,098	$65,101
Foreign	31,893	28,674	27,434
Total income before provision for income taxes	$72,670	$79,772	$92,535

The provision for taxes on income consists of the following:

Thousands of Dollars	2001	2000	1999
Domestic			
Taxes currently payable			
Federal	$8,906	$ 11,741	$ 12,552
State and local	1,484	2,380	2,735
Deferred income taxes	998	406	4,069
Domestic tax provision	11,388	14,527	19,356
Foreign			
Taxes currently payable	10,889	8,412	7,771
Deferred income taxes	(1,129)	796	1,793
Foreign tax provision	9,760	9,208	9,564
Total tax provision	$ 21,148	$ 23,735	$ 28,920

The provision for taxes on income shown in the previous table is classified based on the location of the taxing authority, regardless of the location in which the taxable income is generated.

The major elements contributing to the difference between the U.S. federal statutory tax rate and the consolidated effective tax rate are as follows:

Percentages	2001	2000	1999
U.S. statutory tax rate	35.0%	35.0%	35.0%
Depletion	(4.5)	(5.0)	(4.1)
Difference between tax provided on foreign earnings and the U.S. statutory rate	(1.9)	(1.0)	(0.7)
State and local taxes	1.5	1.9	2.6
Tax credits	(1.4)	(1.3)	(1.9)
Other	0.4	0.2	0.4
Consolidated effective tax rate	29.1%	29.8%	31.3%

The Company believes that its accrued liabilities are sufficient to cover its U.S. and foreign tax contingencies. The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

Thousands of Dollars	2001	2000
Deferred tax assets:		
Pension and postretirement benefits cost reported for financial statement purposes in excess of amounts deductible for tax purposes	$ 3,207	$ 4,123
State and local taxes	2,955	2,869
Accrued expenses	2,943	2,489
Other	5,712	3,657
Total deferred tax assets	14,817	13,138
Deferred tax liabilities:		
Plant and equipment, principally due to differences in depreciation	61,427	61,114
Other	3,825	2,462
Total deferred tax liabilities	65,252	63,576
Net deferred tax liabilities	$50,435	$50,438

A valuation allowance for deferred tax assets has not been recorded since management believes it is more likely than not that the existing net deductible temporary differences will reverse during periods in which the Company generates net taxable income.

Net cash paid for income taxes was $20.8 million, $24.9 million, and $14.7 million for the years ended December 31, 2001, 2000 and 1999, respectively.

FOREIGN OPERATIONS

The Company has not provided for U.S. federal and foreign withholding taxes on $98.0 million of foreign subsidiaries' undistributed earnings as of December 31, 2001 because such earnings, for the most part, are intended to be reinvested overseas. To the extent the parent company has received foreign earnings as dividends, the foreign taxes paid on those earnings have generated tax credits, which have substantially offset related U.S. income taxes. On repatriation, certain foreign countries impose withholding taxes. The amount of withholding tax that would be payable on remittance of the entire amount of undistributed earnings would approximate $2.5 million.

Net foreign currency exchange gains and (losses), included in other deductions in the Consolidated Statement of Income, were $201,000, ($425,000), and ($427,000) for the years ended December 31, 2001, 2000 and 1999, respectively.

INVENTORIES

The following is a summary of inventories by major category:

Thousands of Dollars	2001	2000
Raw materials	$28,541	$24,717
Work in process	9,083	7,541
Finished goods	22,775	20,700
Packaging and supplies	17,234	18,925
Total inventories	$77,633	$71,883

PROPERTY, PLANT AND EQUIPMENT

The major categories of property, plant and equipment and accumulated depreciation and depletion are presented below:

Thousands of Dollars	2001	2000
Land	$ 20,136	$ 20,664
Quarries/mining properties	26,981	22,455
Buildings	125,489	135,146
Machinery and equipment	755,471	710,794
Construction in progress	41,024	54,330
Furniture and fixtures and other	76,526	71,354
	1,045,627	1,014,743
Less: Accumulated depreciation and depletion	(509,288)	(466,534)
Property, plant and equipment, net	$ 536,339	$ 548,209

RESTRUCTURING CHARGE

During the second quarter of 2001, the Company announced plans to restructure its operations in an effort to reduce operating costs and to improve efficiency. The restructuring, together with workforce reductions associated with the recent acquisition of the refractory operations of Martin Marietta Magnesia Specialties Inc., resulted in a total workforce reduction of approximately 120 people or five percent of the Company's worldwide workforce. The Company recorded a pre-tax restructuring charge of $3.4 million in the second quarter to reflect these actions. This charge consisted of severance and other employee benefits. As of December 31, 2001, approximately 90% of the employees were terminated and $2.6 million of the accrued restructuring liability was paid. As of December 31, 2001, the remaining accrued restructuring liability was $0.8 million.

ACQUISITIONS

In 2001, the Company acquired the following two entities for a total cash cost of $37.4 million:

> On May 1, 2001, the Company acquired the refractories business of Martin Marietta Magnesia Specialties Inc.

> On September 24, 2001, the Company purchased all of the outstanding shares of Rijnstaal B.V., a Netherlands-based producer of cored metal wires used mainly in the steel and foundry industries.

These acquisitions were accounted for under the purchase method and the operations of these entities have been included in the Company's financial statements since the aforementioned dates of acquisitions.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed at the date of the acquisitions:

Millions of Dollars	
Current assets	$ 8.1
Property, plant and equipment	6.4
Intangible assets	1.4
Goodwill	30.1
Total assets acquired	46.0
Liabilities assumed	(8.6)
Net cash paid	$37.4

In April 2000, the Company acquired, for approximately $12.6 million, Ferrotron Elektronik GmbH, a manufacturer of advanced laser scanning devices, sensors and other instrumentation specially designed for the steel industry. The transaction was accounted for as a purchase. The purchase price exceeded the fair value of the net assets acquired by approximately $6 million, which is being amortized on a straight-line basis over 20 years.

GOODWILL AND OTHER INTANGIBLE ASSETS

In June 2001, the Financial Accounting Standards Board issued SFAS 142, "Goodwill and Other Tangible Assets." Under SFAS 142, goodwill and intangible assets with indefinite lives are no longer amortized but instead tested for impairment at least annually in accordance with the provision of SFAS No. 142. The amortization provisions of SFAS 142 apply to goodwill and intangible assets acquired after June 30, 2001. With respect to goodwill and intangible assets acquired prior to July 1, 2001, the Company will adopt SFAS 142 effective January 1, 2002. Pursuant to SFAS 142, the Company will test its goodwill for impairment upon adoption and, if impairment is indicated, record such impairment as a cumulative effect of accounting change.

At December 31, 2001 and 2000, the components of goodwill and other intangible assets are as follows:

Millions of Dollars	2001	2000
Goodwill	$46.1	$16.5
Tradenames and other intangibles	9.7	8.8
Total intangible assets	55.8	25.3
Accumulated amortization		
related to goodwill	2.6	1.3
Other accumulated amortization	1.6	1.5
Intangible assets, net	$51.6	$22.5

Amortization expense related to goodwill was $1.3 million and $0.5 million for the years ended December 31, 2001 and 2000, respectively.

DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

On January 1, 2001, the Company adopted SFAS 133, "Accounting for Derivative Instruments and Hedging Activities," as amended by SFAS 138. SFAS 133, as amended, requires that all derivative instruments be recognized on the balance sheet at fair value. In addition, the standard specifies criteria for designation and effectiveness of hedging relationships and establishes accounting rules for reporting changes in the fair value of a derivative depending on the designated type of hedge.

The Company is exposed to foreign currency exchange rate fluctuations and interest rate changes in the normal course of its business. As part of the Company's risk management strategy, the Company uses interest-rate related derivative instruments to manage its exposure on its debt instruments, as well as forward exchange contracts (FEC) to manage its exposure to foreign currency risk on certain raw material purchases. The Company's objective is to offset gains and losses resulting from these exposures with gains and losses on the derivative contracts used to hedge them. The Company does not enter into derivative instruments for any purpose other than to hedge certain expected cash flows. The Company does not speculate using derivative instruments.

By using derivative financial instruments to hedge exposures to changes in interest rates and foreign currency, the Company exposes itself to credit risk and market risk. Credit risk is the failure of the counterparty to perform under the terms of the derivative contract. When the fair value of a derivative contract is positive, the counterparty owes the Company, which creates credit risk for the Company. When fair value of a derivative contract is negative, the Company owes the counterparty, and therefore, it does not possess credit risk. The Company minimizes the credit risk in derivative instruments by entering into transactions with major financial institutions.

Market risk is the adverse effect on the value of a financial instrument that results from a change in interest rates, currency exchange rates, or commodity prices. The market risk associated with interest rate, and forward exchange contracts is managed by establishing and monitoring parameters that limit the types and degree of market risk that may be undertaken.

Based on criteria established by SFAS 133, the Company designated its derivatives as a cash flow hedge. During 2001, the Company entered into three-year interest rate swap agreements with notional amounts of $30 million that expire in January 2005. These agreements effectively convert a portion of the Company's floating-rate debt to a fixed-rate basis with an interest rate of 4.5%, thus reducing the impact of the interest rate changes on future cash flows and income. The Company uses FEC designated as cash flow hedges to protect against foreign currency exchange rate risks inherent in its forecasted inventory purchases. The Company had open forward exchange contracts to purchase 790,000 euros at December 31, 2001. This contract matures on June 28, 2002.

For derivative instruments that are designated and qualify as cash flow hedges, the effective portion of the gain or loss on the derivative instrument is initially recorded in accumulated other comprehensive income as a separate component of stockholders' equity and subsequently reclassified into earnings in the period during which the hedged transaction is recognized in earnings. The gains and losses associated with these forward exchange contracts and interest rate swaps are recognized into cost of sales and interest expense, respectively.

At December 31, 2001, the Company expects to reclassify $0.1 million of deferred gains on derivative instruments from accumulated other comprehensive income to cost of sales during the next twelve months.

FINANCIAL INSTRUMENTS AND CONCENTRATIONS OF CREDIT RISK

The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

Cash and cash equivalents, accounts receivable and payable, and accrued liabilities: The carrying amounts approximate fair value because of the short maturity of these instruments.

Available-for-sale securities: Available-for-sale securities are presented in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company had no securities available for sale as of December 31, 2001, 2000, and 1999. In 1999, the Company recognized gains from sale of securities aggregating $174,000.

Short-term debt and other liabilities: The carrying amounts of short-term debt and other liabilities approximate fair value because of the short maturity of these instruments.

Long-term debt: The fair value of the long-term debt of the Company is estimated based on the quoted market prices for that debt or similar debt and approximates the carrying amount.

Forward exchange contracts: The fair value of forward exchange contracts (used for hedging purposes) is estimated by obtaining quotes from brokers. If appropriate, the Company would enter into forward exchange contracts to mitigate the impact of foreign exchange rate movements on the Company's operating results. It does not engage in speculation. Such foreign exchange contracts would not subject the Company to additional risk from exchange rate movements because gains and losses on these contracts would offset losses and gains on the assets, liabilities and transactions being hedged. At December 31, 2001, the Company had open forward exchange contracts to purchase $0.8 million of foreign currencies. These contracts mature on June 28, 2002. The fair value of these instruments was $132,000 at December 31, 2001.

Interest rate swap agreements: The Company enters into interest rate swap agreements as a means to hedge its interest rate exposure on debt instruments. At December 31, 2001, the Company had two interest rate swaps with major financial institutions that effectively converted variable-rate debt to a fixed rate. One swap has a notional amount of $20 million and the other swap has a notional amount of $10 million. These swap agreements are under three-year terms expiring in January 2005 whereby the Company pays 4.50% and receives a three-month LIBOR rate plus 45 basis points. The fair value of these instruments was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. Such fair value was $158,000 at December 31, 2001.

Credit risk: Substantially all of the Company's accounts receivable are due from companies in the paper, construction and steel industries. Credit risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of the contract. The Company regularly monitors its credit risk exposures and takes steps to mitigate the likelihood of these exposures resulting in actual loss. The Company's extension of credit is based on an evaluation of the customer's financial condition and collateral is generally not required.

The Company's bad debt expense for the years ended December 31, 2001, 2000 and 1999 was $3.9 million, $6.0 million and $1.2 million, respectively.

LONG-TERM DEBT AND COMMITMENTS

The following is a summary of long-term debt:

Thousands of Dollars	2001	2000
7.49% Guaranteed Senior Notes Due July 24, 2006	$50,000	$50,000
Yen-denominated Guaranteed Credit Agreement Due March 31, 2007	8,734	10,057
Variable/Fixed Rate Industrial Development Revenue Bonds Due 2009	4,000	4,000
Economic Development Authority Refunding Revenue Bonds Series 1999 Due 2010	4,600	4,600
Variable/Fixed Rate Industrial Development Revenue Bonds Due August 1, 2012	8,000	8,000
Variable/Fixed Rate Industrial Development Revenue Bonds Series 1999 Due November 1, 2014	8,200	8,200
Variable/Fixed Rate Industrial Development Revenue Bonds Due March 31, 2020	5,000	5,000
Other borrowings	—	765
	88,534	90,622
Less: Current maturities	437	765
Long-term debt	$88,097	$89,857

On July 24, 1996, through a private placement, the Company issued $50 million of 7.49% Guaranteed Senior Notes due July 24, 2006. The proceeds from the sale of the notes were used to refinance a portion of the short-term commercial bank debt outstanding. No required principal payments are due until July 24, 2006. Interest on the notes is payable semi-annually.

On May 17, 2000, the Company's majority-owned subsidiary, Specialty Minerals FMT K.K., entered into a Yen-denominated Guaranteed Credit Agreement with the Bank of New York due March 31, 2007. The proceeds were used to finance the construction of a PCC satellite facility in Japan. Principal payments begin on June 30, 2002. Interest is payable quarterly at a rate of 2.05% per annum.

The Variable/Fixed Rate Industrial Development Revenue Bonds due 2009 are tax-exempt 15-year instruments issued to finance the expansion of a PCC plant in Selma, Alabama. The bonds are dated November 1, 1994, and provide for an optional put by the holder (during the Variable Rate Period) and a mandatory call by the issuer. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 3.18% and 4.33% for the years ended December 31, 2001 and 2000, respectively.

The Economic Development Authority Refunding Revenue Bonds due 2010 were issued on February 23, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Eastover, South Carolina. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 2.61% and 4.33% for the years ended December 31, 2001 and 2000, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due August 1, 2012 are tax-exempt 15-year instruments that were issued on August 1, 1997 to finance the construction of a PCC plant in Courtland, Alabama. The bonds bear interest at either a variable rate or fixed rate, at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 3.35% and 4.33% for the years ended December 31, 2001 and 2000, respectively.

The Variable/Fixed Rate Industrial Development Revenue Bonds due November 1, 2014 are tax-exempt 15-year instruments and were issued on November 30, 1999 to refinance the bonds issued in connection with the construction of a PCC plant in Jackson, Alabama. The bonds bear interest at either a variable rate or fixed rate at the option of the Company. Interest is payable semi-annually under the fixed rate option and monthly under the variable rate option. The Company has selected the variable rate option on these borrowings and the average interest rates were approximately 3.10% and 4.33% for the years ended December 31, 2001 and 2000, respectively.

On June 9, 2000 the Company entered into a twenty-year, taxable, Variable/Fixed Rate Industrial Development Revenue Bond agreement to finance a portion of the construction of a merchant manufacturing facility for the production of specialty PCC in Mississippi. The Company has selected the variable rate option for this borrowing and the average interest rate was approximately 6.69% and 7.18% for the year ended December 31, 2001 and for the period ended December 31, 2000, respectively.

The aggregate maturities of long-term debt are as follows: 2002 - $0.4 million; 2003 - $1.4 million; 2004 - $2.0 million; 2005 - $2.2 million; 2006 - $52.2 million; thereafter - $30.3 million.

The Company had available approximately $110 million in uncommitted, short-term bank credit lines, of which $71.5 million was in use at December 31, 2001. The interest rate for these borrowings was approximately 4.89% for the year ended December 31, 2001.

During 2001, 2000 and 1999, respectively, the Company incurred interest costs of $8.8 million, $7.2 million and $6.1 million including $0.9 million, $1.9 million and $1.0 million, respectively, which were capitalized. Interest paid approximated the incurred interest costs.

BENEFIT PLANS

Pension Plans and Other Postretirement Benefit Plans

The Company and its subsidiaries have pension plans covering substantially all eligible employees on a contributory or non-contributory basis.

The funded status of the Company's pension plans and other postretirement benefit plans at December 31, 2001 and 2000 is as follows:

Millions of Dollars	Pension Benefits 2001	Pension Benefits 2000	Other Benefits 2001	Other Benefits 2000
Change in benefit obligation				
Benefit obligation at beginning of year	$104.9	$ 86.8	$ 19.0	$ 16.6
Service cost	5.2	5.1	1.1	0.9
Interest cost	6.9	6.9	1.4	1.3
Actuarial loss	5.7	6.6	0.8	0.9
Benefits paid	(14.1)	(5.9)	(1.3)	(0.7)
Acquisitions	—	7.1	0.6	—
Other	(1.4)	(1.7)	—	—
Benefit obligation at end of year	$107.2	$104.9	$ 21.6	$ 19.0
Change in plan assets				
Fair value of plan assets at beginning of year	$110.5	$ 97.5	$ —	$ —
Actual return on plan assets	(3.5)	1.4	—	—
Employer contributions	10.7	10.2	1.3	0.7
Plan participants' contributions	0.2	0.2	—	—
Benefits paid	(14.1)	(5.9)	(1.3)	(0.7)
Acquisitions	—	8.7	—	—
Other	(1.1)	(1.6)	—	—
Fair value of plan assets at end of year	$102.7	$110.5	$ —	$ —
Funded status	$ (4.5)	$ 5.6	$(21.6)	$(19.0)
Unrecognized transition amount	0.2	0.9	—	—
Unrecognized net actuarial (gain) loss	16.6	(0.5)	2.9	2.1
Unrecognized prior service cost	4.9	5.5	(0.4)	(2.1)
Prepaid (accrued) benefit cost	$17.2	$ 11.5	$(19.1)	$(19.0)
Amounts recognized in the consolidated balance sheet consist of:				
Prepaid benefit cost	$ 20.4	$ 14.9	$ —	$ —
Accrued benefit liabilities	(5.5)	(6.6)	(19.1)	(19.0)
Intangible asset	1.5	1.7	—	—
Accumulated other comprehensive loss	0.8	1.5	—	—
Net amount recognized	$ 17.2	$ 11.5	$(19.1)	$(19.0)

The weighted average assumptions used in the accounting for the pension benefit plans and other benefit plans as of December 31 are as follows:

	2001	2000	1999
Discount rate	7.25%	7.50%	7.75%
Expected return on plan assets	9.25%	9.50%	9.00%
Rate of compensation increase	4.00%	4.00%	4.50%

For measurement purposes, health care cost trend rates of approximately 8.5% for pre-age-65 and post-age-65 benefits were used in 2001. These trend rates were assumed to decrease gradually to 6.5% for 2005 and remain at that level thereafter.

The components of net periodic benefit costs are as follows:

	Pension Benefits		
Millions of Dollars	2001	2000	1999
Service cost	$5.2	$5.1	$5.2
Interest cost	6.9	6.9	6.0
Expected return on plan assets	(9.5)	(9.3)	(7.9)
Amortization of transition amount	0.8	0.7	0.7
Amortization of prior service cost	0.5	0.4	0.5
Recognized net actuarial gain	(0.2)	(0.5)	—
SFAS No. 88 settlement	1.9	—	—
Net periodic benefit cost	$5.6	$3.3	$4.5

	Other Benefits		
Millions of Dollars	2001	2000	1999
Service cost	$1.1	$0.9	$1.0
Interest cost	1.4	1.3	1.1
Expected return on plan assets	—	—	—
Amortization of transition amount	—	—	—
Amortization of prior service cost	(1.7)	(1.7)	(1.7)
Recognized net actuarial gain	—	—	—
Net periodic benefit cost	$0.8	$0.5	$0.4

Benefits under defined benefit plans are generally based on years of service and an employee's career earnings. Employees become fully vested after five years.

Under the provisions of SFAS No. 88, lump sum distributions from the Company's Supplemental Retirement Plan caused a partial settlement of such plan, resulting in a charge of $1.9 million in 2001.

The Company's funding policy for U.S. plans generally is to contribute annually into trust funds at a rate that is intended to remain at a level percentage of compensation for covered employees. The funding policy for the international plans conforms to local governmental and tax requirements. The plans' assets are invested primarily in stocks and bonds.

The Company provides postretirement health care and life insurance benefits for substantially all of its U.S. retired employees. Employees are generally eligible for benefits upon retirement and completion of a specified number of years of creditable service. The Company does not pre-fund these benefits and has the right to modify or terminate the plan in the future.

A one-percentage-point change in assumed health care cost trend rates would have the following effects:

	1-Percentage-Point Increase	1-Percentage-Point Decrease
Effect on total service and interest cost components	$ 6,000	$ (5,000)
Effect on postretirement benefit obligation	$80,000	$(70,000)

Savings and Investment Plans The Company maintains a voluntary Savings and Investment Plan for most non-union employees in the U.S. Within prescribed limits, the Company bases its contribution to the Plan on employee contributions. The Company's contributions amounted to $2.9 million, $3.0 million and $3.0 million for the years ended December 31, 2001, 2000 and 1999, respectively.

LEASES

Rent expense amounted to approximately $4.4 million, $5.1 million and $4.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. Total future minimum rental commitments under all noncancelable leases for the years 2002 through 2006 and in the aggregate thereafter are approximately $3.3 million, $3.2 million, $3.0 million, $3.0 million, $2.3 million and $12.4 million, respectively.

Total future minimum payments to be received under direct financing leases for the years 2002 through 2006 and in the aggregate thereafter are approximately $0.2 million, $0.2 million, $0.2 million, $0.2 million, $0.2 million and $2.7 million, respectively.

LITIGATION

On or about October 5, 1999, the Company was notified by the U.S. Department of Justice of an enforcement referral received from the U.S. Environmental Protection Agency ("EPA") regarding alleged violations by the Company's subsidiary Barretts Minerals Inc. ("BMI") of a state-issued permit regulating pit dewatering and storm water discharge at BMI's talc mine in Barretts, Montana. The threatened federal enforcement action would duplicate in part a state enforcement action that was resolved in May 1999 through settlement and payment of a civil penalty of $14,000. BMI has entered into prefiling negotiations with the Department of Justice, and as of December 31, 2001, no complaint had been filed. The Company anticipates that any settlement of this matter would include a monetary penalty as well as other relief, such as a supplemental environmental project at the Barretts site. There can be no assurance that the amount of monetary penalty or the cost of other relief sought by the Department of Justice in any such complaint, if filed, would not be substantially in excess of the amount for which the previous state enforcement action was settled.

On or about July 14, 2000, MTI, Specialty Minerals Inc. and Minteq International Inc. received from the Connecticut Department of Environmental Protection ("DEP") a proposed administrative consent order relating to the Canaan, Connecticut site at which both Minteq and Specialty Minerals have operations. The proposed order would settle claims relating to an accidental discharge of machine oil alleged to have contained polychlorinated biphenyls at or above regulated levels. The Company's employees immediately took steps to contain and clean up the discharge and notified the Connecticut DEP and the U.S. EPA, as required by law. The proposed order also alleges certain violations of other environmental regulations, including violations of the Canaan site's existing permit for discharge of stormwater, and of regulations governing the management of underground storage tanks. The proposed order would require payment of a civil penalty of $420,605, remediation of certain conditions at the site, and other injunctive relief. MTI and the other respondents dispute many of the factual allegations forming the basis of the proposed order, and plan to contest them vigorously. There can be no assurance, however, that the Company will be successful in doing so, and the amount of any civil penalty to be paid, and the cost of any remediation or other injunctive relief, remains uncertain.

The Company's subsidiary Minteq International Inc. is the defendant in a lawsuit captioned *WEMCO, Inc. and Emil J. Wirth, Jr. v. Minteq International Inc.*, which is pending in the U.S. District Court for the Middle District of Pennsylvania. The suit alleges breach of contract and unjust enrichment in connection with a licensing arrangement, and seeks monetary damages as well as a declaratory judgment with respect to the alleged license. While all litigation contains an element of uncertainty, Minteq is continuing to defend this matter vigorously and believes it is not likely to produce an outcome that would have a material adverse effect on the Company's consolidated financial position or results of operations.

The Company and its subsidiaries are not party to any other pending legal proceedings, other than ordinary routine litigation that is incidental to their businesses.

CAPITAL STOCK

The Company's authorized capital stock consists of 100 million shares of common stock, par value $0.10 per share, of which 19,613,947 shares and 19,966,854 shares were outstanding at December 31, 2001 and 2000, respectively, and 1,000,000 shares of preferred stock, none of which were issued and outstanding.

CASH DIVIDENDS

Cash dividends of $2.0 million or $0.025 per common share were paid during 2001. In January 2002, a cash dividend of approximately $0.5 million or $0.025 per share, was declared, payable in the first quarter of 2002.

PREFERRED STOCK PURCHASE RIGHTS

On August 27, 1999, the Company's Board of Directors redeemed the Company's current rights plan effective September 13, 1999 and simultaneously replaced it with a new rights plan. The redemption price for the old rights of $0.01 per right was paid to the stockholders of record as of September 13, 1999.

Under the Company's new Preferred Stock Purchase Rights Plan, each share of the Company's common stock carries with it one preferred stock purchase right. Subject to the terms and conditions set forth in the plan, the rights will become exercisable if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or announces a tender or exchange offer that would result in the acquisition of 30% or more thereof. If the rights become exercisable, separate certificates evidencing the rights will be distributed, and each right will entitle the holder to purchase from the Company a new series of preferred stock, designated as Series A Junior Preferred Stock, at a predefined price. The rights also entitle the holder to purchase shares in a change-of-control situation. The preferred stock, in addition to a preferred dividend and liquidation right, will entitle the holder to vote on a pro rata basis with the Company's common stock.

The rights are redeemable by the Company at a fixed price until 10 days or longer, as determined by the Board, after certain defined events or at any time prior to the expiration of the rights on October 26, 2002 if such events do not occur.

STOCK AND INCENTIVE PLAN

The Company has adopted a Stock and Incentive Plan (the "Plan"), which provides for grants of incentive and non-qualified stock options, stock appreciation rights, stock awards or performance unit awards. The Plan is administered by the Compensation and Nominating Committee of the Board of Directors. Stock options granted under the Plan have a term not in excess of ten years. The exercise price for stock options will not be less than the fair market value of the common stock on the date of the grant, and each award of stock options will vest ratably over a specified period, generally three years.

In 1998, the Shareholders approved an amendment to the Plan to increase the number of shares of common stock available under the Plan by an additional 1.5 million. In 2001, the shareholders approved an amendment to increase the number of shares of common stock available under the Plan by an additional 0.5 million.

The following table summarizes stock option activity for the Plan:

		Under Option	
	Shares Available For Grant	Shares	Weighted Average Exercise Price Per Share ($)
Balance 1/1/1999	2,630,315	1,460,231	26.77
Granted	(1,322,151)	1,322,151	39.57
Exercised	—	(170,195)	25.72
Canceled	31,388	(31,388)	38.90
Balance 12/31/1999	1,339,552	2,580,799	33.25
Granted	(107,000)	107,000	50.34
Exercised	—	(148,148)	28.20
Canceled	20,437	(20,437)	39.26
Balance 12/31/2000	1,252,989	2,519,214	34.23
Authorized	500,000	—	—
Granted	(252,500)	252,500	34.81
Exercised	—	(109,504)	29.04
Canceled	42,057	(42,057)	38.57
Balance 12/31/2001	1,542,546	2,620,153	34.43

SFAS No. 123, "Accounting for Stock-Based Compensation," requires the disclosure of pro forma net income and net income per share as if the Company adopted the fair-value method of accounting for stock-based awards. The fair value of stock-based awards to employees was calculated using the Black-Scholes option-pricing model, modified for dividends, with the following weighted average assumptions:

	2001	2000	1999
Expected life (years)	7	7	7
Interest rate	4.69%	5.03%	6.65%
Volatility	30.41%	31.13%	28.20%
Expected dividend yield	0.28%	0.20%	0.25%

As required by SFAS No. 123, the Company has determined that the weighted average estimated fair values of options granted in 2001, 2000 and 1999 were $14.36, $21.85 and $17.69 per share, respectively. Pro forma net income and earnings per share reflecting compensation cost for the fair value of stock options awarded in 2001, 2000 and 1999 were as follows:

Millions of Dollars, Except Per Share Amounts	2001	2000	1999
Net income			
As reported	$ 49.8	$ 54.2	$ 62.1
Pro forma	$ 44.3	$ 49.4	$ 57.6
Basic earnings per share			
As reported	$ 2.54	$ 2.65	$ 2.90
Pro forma	$ 2.26	$ 2.41	$ 2.69
Diluted earnings per share			
As reported	$ 2.48	$ 2.58	$ 2.80
Pro forma	$ 2.21	$ 2.35	$ 2.60

The following table summarizes information concerning Plan options outstanding at December 31, 2001:

	Options Outstanding		
Range of Exercise Prices	Number Outstanding at 12/31/01	Weighted Average Remaining Contractual Term (Years)	Weighted Average Exercise Price
22.625 – 29.750	525,136	1.1	22.87
30.625 – 34.825	782,286	5.3	31.92
38.438 – 39.531	1,183,683	7.1	39.53
43.344 – 52.375	129,048	8.0	49.88

	Options Exercisable	
Range of Exercise Prices	Number Exercisable at 12/31/01	Weighted Average Exercise Price
22.625 – 29.750	525,136	22.87
30.625 – 34.825	539,786	30.63
38.438 – 39.531	789,122	39.53
43.344 – 52.375	58,798	49.10

EARNINGS PER SHARE (EPS)

Basic EPS Thousands of Dollars, Except Per Share Amounts	2001	2000	1999
Net income	$49,793	$54,208	$62,116
Weighted average shares outstanding	19,630	20,479	21,394
Basic earnings per share	$ 2.54	$ 2.65	$ 2.90

Diluted EPS Thousands of Dollars, Except Per Share Amounts	2001	2000	1999
Net income	$49,793	$54,208	$62,116
Weighted average shares, outstanding	19,630	20,479	21,394
Dilutive effect of stock options	433	525	756
Weighted average shares outstanding, adjusted	20,063	21,004	22,150
Diluted earnings per share	$ 2.48	$ 2.58	$ 2.80

COMPREHENSIVE INCOME

Comprehensive income includes changes in the fair value of certain financial derivative instruments, that qualify for hedge accounting to the extent they are effective, the minimum pension liability, cumulative foreign currency translation adjustments and unrealized gains and losses on certain investments.

The following table reflects the accumulated balances of other comprehensive income (loss) (in millions):

	Currency Translation Adjustment	Minimum Pension Liability	Net Gain On Cash Flow Hedges	Unrealized Holding Gains	Accumulated Other Comprehensive Income (Loss)
Balance at 1/1/99	$ (8.7)	$(1.0)	$ —	$ 0.1	$ (9.6)
Current year change	(19.2)	—	—	(0.1)	(19.3)
Balance at 12/31/99	(27.9)	(1.0)	—	—	(28.9)
Current year change	(15.2)	—	—	—	(15.2)
Balance at 12/31/00	(43.1)	(1.0)	—	—	(44.1)
Current year change	(11.9)	0.5	0.2	—	(11.2)
Balance at 12/31/01	$(55.0)	$(0.5)	$ 0.2	$ —	$(55.3)

The income tax expense (benefit) associated with items included in other comprehensive income (loss) was approximately $0.4 million, ($0.5) million and ($0.5) million for the years ended December 31, 2001, 2000 and 1999, respectively.

SEGMENT AND RELATED INFORMATION

Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company's operating segments are strategic business units that offer different products and serve different markets. They are managed separately and require different technology and marketing strategies.

The Company has two operating segments: Specialty Minerals and Refractories. The Specialty Minerals segment produces and sells precipitated calcium carbonate and lime, and mines, processes and sells the natural mineral products limestone and talc. This segment's products are used principally in the paper, building materials, paints and coatings, glass, ceramic, polymers, food, and pharmaceutical industries. The Refractories segment produces and markets monolithic and shaped refractory materials and services used primarily by the steel, cement and glass industries.

The accounting policies of the segments are the same as those described in the summary of significant accounting policies. The Company evaluates performance based on the operating income of the respective business units. Depreciation expense related to corporate assets is allocated to the business segments and is included in their income from operations. However, such corporate depreciable assets are not included in the segment assets. Specialty Minerals' segment sales to International Paper Company and affiliates represented approximately 13% of consolidated net sales for 2001 and 2000, respectively, and less than 10% of consolidated net sales in 1999. Intersegment sales and transfers are not significant.

Segment information for the years ended December 31, 2001, 2000 and 1999 was as follows (in millions):

2001	Specialty Minerals	Refractories	Total
Net sales	$483.3	$201.1	$684.4
Income from operations	55.5	25.1	80.6
Bad debt expenses	0.6	3.3	3.9
Depreciation, depletion and amortization	55.9	10.6	66.5
Segment assets	587.9	231.4	819.3
Capital expenditures	54.3	8.6	62.9

2000	Specialty Minerals	Refractories	Total
Net sales	$486.3	$184.6	$670.9
Income from operations	61.4	23.4	84.8
Bad debt expenses	1.2	4.8	6.0
Depreciation, depletion and amortization	51.8	9.0	60.8
Write-down of impaired assets	4.9	—	4.9
Segment assets	612.4	169.5	781.9
Capital expenditures	95.6	7.7	103.3

1999	Specialty Minerals	Refractories	Total
Net sales	$479.4	$183.1	$662.5
Income from operations	70.9	26.6	97.5
Bad debt expenses	0.5	0.7	1.2
Depreciation, depletion and amortization	49.1	9.6	58.7
Segment assets	563.8	169.7	733.5
Capital expenditures	61.6	7.7	69.3

Included in income from operations of the Specialty Minerals Segment and the Refractories Segment for the year ended December 31, 2001, is a restructuring charge of approximately $3.0 million and $0.4 million, respectively.

A reconciliation of the totals reported for the operating segments to the applicable line items in the consolidated financial statements is as follows (in millions):

	2001	2000	1999
Income before provision for taxes on income and minority interests			
Income from operations for reportable segments	$ 80.6	$ 84.8	$ 97.5
Unallocated corporate expenses	—	—	—
Consolidated income from operations	80.6	84.8	97.5
Interest income	0.8	1.1	1.2
Interest expense	(7.9)	(5.3)	(5.1)
Other deductions	(0.8)	(0.8)	(1.1)
Income before provision for taxes on income and minority interests	$ 72.7	$ 79.8	$ 92.5

	2001	2000	1999
Total assets			
Total segment assets	$819.3	$781.9	$733.5
Corporate assets	28.5	17.9	35.6
Consolidated total assets	$847.8	$799.8	$769.1

	2001	2000	1999
Capital expenditures			
Total segment capital expenditures	$ 62.9	$103.3	$ 69.3
Corporate capital expenditures	0.2	—	4.5
Consolidated total capital expenditures	$ 63.1	$103.3	$ 73.8

Financial information relating to the Company's operations by geographic area was as follows (in millions):

Net sales	2001	2000	1999
United States	$442.7	$442.7	$444.5
Canada/Latin America	63.6	62.0	57.6
Europe/Africa	129.6	116.8	117.3
Asia	48.5	49.4	43.1
Total International	241.7	228.2	218.0
Consolidated total net sales	$684.4	$670.9	$662.5

Net sales and long-lived assets are attributed to countries and geographic areas based on the location of the legal entity. No individual foreign country represents more than 10% of consolidated net sales or consolidated long-lived assets.

Long-lived assets	2001	2000	1999
United States	$411.1	$387.4	$364.0
Canada/Latin America	28.5	31.2	27.7
Europe/Africa	115.3	112.3	106.7
Asia	31.4	37.5	31.9
Total International	175.2	181.0	166.3
Consolidated total long-lived assets	$586.3	$568.4	$530.3

Quarterly Financial Data

* * *

MINERALS TECHNOLOGIES INC. AND SUBSIDIARY COMPANIES *2001 Annual Report*

Thousands of Dollars, Except Per Share Amounts

2001 QUARTERS	First	Second	Third	Fourth
Net Sales by Product Line				
PCC	$ 99,669	$ 97,615	$ 98,695	$100,180
Processed Minerals	21,012	22,955	22,482	20,721
Specialty Minerals Segment	120,681	120,570	121,177	120,901
Refractories Segment	43,294	50,168	53,734	53,894
Consolidated net sales	163,975	170,738	174,911	174,795
Gross profit	43,499	45,483	46,091	46,821
Net income	11,658	10,341	13,591	14,203
Earnings per share:				
Basic	0.59	0.53	0.69	0.73
Diluted	0.58	0.52	0.68	0.71
Market Price Range Per Share of Common Stock:				
High	38.09	43.95	44.78	48.00
Low	31.92	33.62	33.23	35.98
Close	34.89	42.87	37.72	46.64
Dividends paid per common share	$0.025	$0.025	$0.025	$ 0.025

In the second quarter of 2001, the Company recorded a $3.4 million restructuring charge.

Thousands of Dollars, Except Per Share Amounts

2000 QUARTERS	First	Second	Third	Fourth
Net Sales by Product Line				
PCC	$95,033	$99,917	$99,057	$105,245
Processed Minerals	20,643	23,460	21,855	21,115
Specialty Minerals Segment	115,676	123,377	120,912	126,360
Refractories Segment	45,253	48,839	46,384	44,116
Consolidated net sales	160,929	172,216	167,296	170,476
Gross profit	46,899	52,644	48,144	45,718
Net income	15,025	17,153	15,134	6,896
Earnings per share:				
Basic	0.72	0.83	0.74	0.34
Diluted	0.71	0.81	0.72	0.34
Market Price Range Per Share of Common Stock:				
High	46.44	47.75	54.06	46.25
Low	36.63	40.38	41.38	28.94
Close	41.94	41.69	43.94	34.19
Dividends paid per common share	$0.025	$0.025	$0.025	$0.025

In the fourth quarter of 2000, the Company recorded a $4.9 million write-down of impaired assets related to three satellite PCC plants at paper mills that have ceased or will cease operations. The Company also recognized $5.6 million in additional bad debt expenses, primarily related to bankruptcies of major customers in the steel, paper and construction industries.

Independent Auditors' Report

THE BOARD OF DIRECTORS AND SHAREHOLDERS
MINERALS TECHNOLOGIES INC.:

We have audited the accompanying consolidated balance sheet of Minerals Technologies Inc. and subsidiary companies as of December 31, 2001 and 2000 and the related consolidated statements of income, shareholders' equity and cash flows for each of the years in the three-year period ended December 31, 2001. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Minerals Technologies Inc. and subsidiary companies as of December 31, 2001 and 2000 and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

KPMG LLP
New York, New York
January 22, 2002

Management's Statement of Responsibility

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS AND SYSTEM OF INTERNAL CONTROL

The consolidated financial statements and all related financial information herein are the responsibility of the Company's management. The financial statements, which include amounts based on judgments, have been prepared in accordance with accounting principles generally accepted in the United States of America. Other financial information in the annual report is consistent with that in the financial statements.

The Company maintains a system of internal control over financial reporting, which it believes provides reasonable assurance that transactions are executed in accordance with management's authorization and are properly recorded, that assets are safeguarded, and that accountability for assets is maintained. Even an effective internal control system, no matter how well designed, has inherent limitations and, therefore, can provide only reasonable assurance with respect to financial statement preparation. The system of internal control is characterized by a control-oriented environment within the Company, which includes written policies and procedures, careful selection and training of personnel, and audits by a professional staff of internal auditors.

The Company's independent accountants have audited and reported on the Company's consolidated financial statements. Their audits were performed in accordance with auditing standards generally accepted in the United States of America.

The Audit Committee of the Board of Directors is composed solely of outside directors. The Audit Committee meets periodically with our independent auditors, internal auditors and management to review accounting, auditing, internal control and financial reporting matters. Recommendations made by the independent auditors and the Company's internal auditors are considered and appropriate action is taken with respect to these recommendations. Both our independent auditors and internal auditors have free access to the Audit Committee.

PAUL R. SAUERACKER
Chairman of the Board and Chief Executive Officer

NEIL M. BARDACH
Vice President, Finance and Chief Financial Officer

MICHAEL A. CIPOLLA
Controller and Chief Accounting Officer

January 22, 2002

Directors, Committees and Officers

★ ★ ★

☆ ☆ ☆

BOARD OF DIRECTORS

PAUL R. SAUERACKER
Chairman of the Board,
President and
Chief Executive Officer

JOHN B. CURCIO
Retired Chairman of the Board
and Chief Executive Officer,
Mack Trucks, Inc.

STEVEN J. GOLUB
Managing Director,
Lazard Frères & Co. LLC

KRISTINA M. JOHNSON
Dean of the Edmund T. Pratt, Jr.
School of Engineering,
Duke University

PAUL M. MEISTER
Vice Chairman of the Board,
Fisher Scientific International Inc.

MICHAEL F. PASQUALE
Former Executive Vice President and
Chief Operating Officer,
Hershey Foods Corporation

WILLIAM C. STEERE, JR.
Retired Chairman of the Board
and Chief Executive Officer,
Pfizer Inc

JEAN-PAUL VALLÈS
Chairman Emeritus

CORPORATE OFFICERS

PAUL R. SAUERACKER +
Chairman, President and
Chief Executive Officer

NEIL M. BARDACH +
Vice President and
Chief Financial Officer; Treasurer

GORDON S. BORTECK +
Vice President,
Organization & Human Resources

HOWARD R. CRABTREE +
Senior Vice President
and Managing Director,
MINTEQ International

ANTON DULSKI
Executive Vice President

D. RANDY HARRISON +
Vice President and Managing Director,
Performance Minerals

KENNETH L. MASSIMINE +
Senior Vice President
and Managing Director,
Paper PCC

JOHN A. SOREL +
Senior Vice President,
Corporate Development & Finance

S. GARRETT GRAY
Vice President, General Counsel
and Secretary

WILLIAM A. KROMBERG
Vice President, Taxes

MICHAEL A. CIPOLLA
Controller and
Chief Accounting Officer

COMMITTEES OF THE BOARD

EXECUTIVE ^

PAUL R. SAUERACKER, CHAIR
JEAN-PAUL VALLÈS
JOHN B. CURCIO
WILLIAM C. STEERE, JR.

AUDIT

MICHAEL F. PASQUALE, CHAIR
STEVEN J. GOLUB
KRISTINA M. JOHNSON

COMPENSATION AND NOMINATING

JOHN B. CURCIO, CHAIR
PAUL M. MEISTER
WILLIAM C. STEERE, JR.

^ All directors are alternate members of the Executive Committee
+ Member, Management Committee of the Company

STOCK LISTINGS

Minerals Technologies Common Stock is listed on the New York Stock Exchange under the symbol MTX.

REGISTRAR AND TRANSFER AGENT

EQUISERVE, INC.
P.O. Box 43011
Providence, RI 02940-3011

Inquiries concerning transfer requirements, stock holdings, dividend checks, duplicate mailings, and change of address should be directed to:

EQUISERVE, INC.
P.O. Box 43011
Providence, RI 02940-3011
Shareholder Inquiries: 1-800-426-5523
www.equiserve.com

FORM 10-K

The Company, upon written request, will provide without charge to each stockholder a copy of the Company's annual report on Form 10-K filed with the Securities and Exchange Commission for the fiscal year ended December 31, 2001, including the financial schedule thereto. The report will be available on or about March 31, 2002.

Requests should be directed to:

SECRETARY
Minerals Technologies Inc.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901

ANNUAL MEETING

The Minerals Technologies Annual Meeting will take place on Thursday, May 23, 2002 at 2 p.m. in Room C on the eleventh floor of the J.P. Morgan Chase & Co. Building, 270 Park Avenue, New York, NY.

Detailed information about the meeting is contained in the Notice of Annual Meeting and Proxy Statement sent with a copy of the Annual Report to each stockholder of record as of March 25, 2002.

INVESTOR RELATIONS

Security analysts and investment professionals should direct their business-related inquiries to:

RICK B. HONEY
Vice President,
Investor Relations/Corporate Communications
Minerals Technologies Inc.
The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901
212-878-1831

For further information on Minerals Technologies Inc. visit the Company's website at **www.mineralstech.com**

This annual report is printed on paper containing PCC produced by Specialty Minerals Inc., a wholly owned subsidiary of Minerals Technologies Inc.

Design by Firefly Design + Communications Inc.

MINERALS TECHNOLOGIES INC.

The Chrysler Building
405 Lexington Avenue
New York, NY 10174-1901

www.mineralstech.com

MINERALS TECHNOLOGIES ®